Execution Copy Confidential	Exhibit 4.14

SHARE PURCHASE AGREEMENT

by and among:

The Sellers as Listed Herein;

Cellcom Israel Ltd.

an Israeli Company;

Golan Telecom Ltd.

an Israeli Company;

and

Michael Golan

as Sellers’ Representative

___________________________

Dated as of November 4, 2015

___________________________

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into on and as of this 4 day of November 2015, by and among Mr. Michael Golan, Israeli ID#327156444; PP Telecom no. 01779128, an entity organized under the laws of Belgium; GP Telecom no. 01779129, an entity organized under the laws of Belgium; Mr. David Golan, Israeli ID#333797553; and NJJ Invest Tel, French Company No. 53-530010-7 (together the “Sellers”); Cellcom Israel Ltd., a public company organized under the laws of the State of Israel (the “Purchaser”); Golan Telecom Ltd., a private company organized under the laws of the State of Israel (the “Company”); and Mr. Michael Golan, solely in his capacity as Sellers’ Representative (the “Sellers’ Representative”); (Each of the Sellers, the Purchaser, the Company and the Sellers’ Representative shall each be referred to hereinafter as a “Party” and collectively as the “Parties”).

RECITALS:

WHEREAS	the Sellers hold at the date hereof (and will hold at Closing) twenty thousand (20,000) shares (the “Shares”) representing 100% of the share capital and voting rights of the Company, in the proportions set forth in Schedule A;

WHEREAS	the Company holds at the date hereof (and will hold at Closing) 100% of the issued and outstanding share capital and voting rights of each of the Subsidiaries;

WHEREAS	the Company is a telecom operator in Israel which entered the Israeli market in 2012;

WHEREAS	the Purchaser has agreed to purchase from the Sellers - and the Sellers have together agreed to sell and transfer to the Purchaser - the Shares and the Shareholders’ Loans, subject to and in accordance with the terms and conditions of this Agreement; and

WHEREAS	the Parties desire to set forth their mutual rights and obligations in relation to the matters set forth herein;

NOW, THEREFORE, the Parties hereby represent, covenant and agree as follows:

1.	Preamble; Schedules and Exhibits; Interpretation and Definitions

1.1.	The preamble and Schedules to this Agreement and the Exhibits attached hereto constitute integral parts hereof.

1.2.	Section headings have been included in this Agreement for convenience of reading only and shall not be used in the interpretation thereof and in no way alter, modify, amend, limit, or restrict any contractual obligations of the Parties.

1.3.	For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders; the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; the use of the word “or” shall not be exclusive; and except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. A document shall be deemed to have been “made available” or "delivered" by the Company or the Sellers to Purchaser or its Representatives only if has been posted in the Electronic Dataroom at least three (3) Business Days prior to the date hereof, unless otherwise agreed in writing by the Parties.

1.4.	Each of the Parties acknowledges that it was represented by legal counsel in the negotiation, execution and delivery of this Agreement. Accordingly, and based on the foregoing facts, among other factors, each Party acknowledges and agrees that, for purposes of interpreting this Agreement, no party has had any preference in the design of the provisions of this Agreement (within the meaning of Section 25(b1) of the Israeli Contracts Law (General Part), 1973 (as amended).

1.5.	Certain capitalized terms used in this Agreement are defined in Schedule 1.5 hereto.

2.	Sale of Shares and Assignment of Shareholders’ Loans

On and subject to the terms of this Agreement, at the Closing, the Sellers shall sell, and the Purchaser agrees to purchase, the Shares and the Shareholders’ Loans. The Shares and the Shareholders’ Loans shall be sold free and clear from any Liens.

3.	Consideration

3.1.	Amount. The aggregate consideration for the purchase of the Shares and the Shareholders’ Loans under this Agreement shall be an amount equal to the Purchase Price and shall be payable to and will consist of:

(a)	The Purchase Price less (i) the Convertible Note Amount, less (ii) the Company Debt (excluding (A) the National Roaming Gap, (B) the Shareholders' Loans, and (C) to the extent included in Company Debt, the amount of the Bank Guarantees), less (iii) the Transaction Expenses that have not been paid prior to the Closing, plus the VAT Credit (and subject to the other adjustments set forth herein, the “Closing Payment”), payable in cash on the Closing Date, for the benefit of the Sellers which shall be payable in accordance with the provisions of this Agreement; and

(b)	Four Hundred Million NIS (NIS 400,000,000), which shall be payable to Sellers in accordance with the terms of this Agreement and the Convertible Notes; provided however that Purchaser may elect, at its sole discretion, to reduce the Convertible Note Amount by providing written notice to the Sellers' Representative no later than three (3) Business Days prior to the Closing (the NIS 400,000,000 as may be so reduced, the "Convertible Note Amount").

3.2.	Convertible Note. As soon as practicable following the date hereof, Purchaser and Sellers shall agree upon a detailed Subordinated Mandatory Convertible Note in respect of the Convertible Note Amount, the principal terms of which are attached hereto as Exhibit 3.2 (the “Convertible Note”). It is hereby agreed that Purchaser will not be required to issue an aggregate amount of Conversion Shares which require the approval of Purchaser's shareholder meeting, provided, however, that in such a case Purchaser will increase the Closing Payment accordingly.

3.3.	Registration Rights Agreement. As soon as practicable following the date hereof, and in any event, at Closing, Purchaser and the Sellers (as defined in the RRA) shall enter into a Registration Rights Agreement, the principal terms of which are/in substantially the form attached hereto as Exhibit 3.3 (the "RRA").

3.4.	Purchase Price Adjustment. The Purchase Price shall be reduced by a sum equal to (A) the Adjusted Accounts Payable (if any) plus (B) the Adjusted Purchaser Payable; plus (C) Adjusted Prepaid Payable (if any) (all of such adjustments, the "Adjusted Payables").

Such reduction of the Purchase Price shall be effected as follows: the Convertible Note Amount and the Closing Payment shall be reduced (and the principal amount underlying the Convertible Notes shall be deemed adjusted downwards) by such amount of Adjusted Payables, pro rata to their initial relative portion of the Purchase Price.

The determination of the Adjusted Payables shall be as follows:

(a)	As promptly as practicable, but no later than five Business Days prior to the Closing Date, Company shall prepare and deliver, and the Sellers shall cause to be prepared and delivered to Purchaser a certificate, duly executed by its CEO and CFO (the "Closing Statement") setting forth the Company’s good faith, best estimate and reasonable calculation of (i) each of the Adjusted Payables as of the end of business on the Closing Date, (ii) the Transaction Expenses that remain outstanding as of the end of business on the Closing Date, (iii) the Company Debt as of the end of business on the Closing Date, (iv) EBITDA for the period consisting of the most recently completed fiscal quarter, as well as the period ending on the last calendar day of the month ending prior to the delivery of the Closing Statement in accordance with this Section 3.4(a); (“Closing

EBITDA”), (v) Revenues for the three month period ending on the last day of the month immediately preceding the month in which the Closing Date (“Closing Revenues”) and (vi) number of Active Customers as of the end of last business day of month immediately preceding on the Closing Date (“Closing Active Customers”). The Closing Statement shall be accompanied by the calculations made and methodology used by the Company, and such other information, documents and data reasonably necessary or otherwise reasonably requested by the Purchaser in order to facilitate a review, examination and confirmation of the information included therein.

(b)	If Purchaser disagrees with the Sellers’ calculation of the Adjusted Payables or the other items included therein (including the Transaction Expenses as of the end of business on the Closing Date, the Company Debt as of the end of business on the Closing Date, Closing Revenues or the Closing Active Customers) delivered pursuant to Section 3.4(a) (but not the Closing EBITDA), Purchaser may, within 60 days after delivery of the Closing Statement, deliver a notice executed by Purchaser’s CFO or CEO, to the Sellers’ Representative disagreeing with such calculation(s) and setting forth Purchaser’s calculation of such amount(s). Any such notice of disagreement shall specify those items or amounts as to which Purchaser disagrees.

(c)	If a notice of disagreement shall not be timely delivered pursuant to Section 3.4(b) above, the Closing Statement and all amounts included therein shall be deemed final. However, if a notice of disagreement is timely delivered pursuant to Section 3.4(b) above, the Sellers’ Representative and Purchaser shall, during the thirty (30) days following such delivery, use their reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Adjusted Accounts Payable or the other items disputed, as the case may be. If during such period, the Sellers’ Representative and Purchaser are unable to reach such agreement, they shall promptly thereafter cause a major international accounting firm reasonably acceptable to Purchaser and Sellers’ Representative (the “Accounting Expert”) to review this Agreement and the disputed items or amounts for the purpose of calculating the disputed amounts (it being understood that in making such calculation, the Accounting Expert shall be functioning as an expert and not as an arbitrator). In making such calculation, the Accounting Expert shall consider only those items or amounts in the Closing Statement as to which Purchaser has disagreed. The Accounting Expert shall deliver to the Sellers’ Representative and Purchaser, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Expert), a report setting forth such calculation. Such report shall be final and binding upon the Sellers and Purchaser, shall not be appealable and will be enforceable in a court of law. The cost of such review and report of the Accounting Expert shall be borne equally by the Sellers (50%) and Purchaser (50%).

(d)	The Parties shall, and shall cause their respective representatives to, cooperate and assist the Accounting Expert in the conduct of the review referred to in this Section 3.4, including, but subject to a confidentiality agreement, the making available to the extent necessary of books, records, work papers and personnel.

(e)	If the applicable Final Adjusted Payable exceeds the respective Closing Adjusted Payable as shown in the Closing Statement, Purchaser shall pay to the Sellers, as an adjustment to the Purchase Price the amount of such excess and, if Closing Adjusted Payable exceeds the Final Adjusted Payable, the Sellers shall pay to Purchaser, as an adjustment to the Purchase Price the amount of such excess. “Final Adjusted Payables” means the applicable Closing Adjusted Payable as shown in the Final Closing Statement; provided, however, that in no event shall Final Adjusted Payables be more than the Sellers’ calculation of the Closing Adjusted Payables delivered pursuant to Section 3.4(b). “Final Closing Statement” means (i) the Closing Statement if no notice of disagreement with respect thereto is timely delivered pursuant to Section 3.4(b); or (ii) if a notice of disagreement is delivered, (A) as agreed by the Sellers’ Representative and Purchaser, or (B) in the absence of such agreement, as shown in the Accounting Expert's calculation.

(f)	Notwithstanding anything contained herein to the contrary in this Section 3.4, in the event that any of the adjustments under this section 3.4 above is determined to be less than an amount of NIS 500,000 then no adjustment shall be made.

(g)	Any payment pursuant to Section 3.4(e) shall be made (without derogating from the Purchaser’s right to recover such amount pursuant to the provisions of Section 10) within five (5) Business Days after Final Adjusted Payable has been determined, in the case of adjustment to the Closing Payment, by wire transfer by Purchaser (or the Paying Agent, if any is appointed, on its behalf) or Sellers, as the case may be, of immediately available funds to the account of such other party or parties as may be designated in writing by the Sellers’ Representative or the Purchaser, as the case may be.

(h)	Any amounts paid pursuant to the provisions of this Section 3.4 shall be deemed to be and treated, to the extent permitted by Law, as an adjustment to the Purchase Price for all purposes.

3.5.	MAE Purchase Price Adjustment. The Purchaser shall be entitled to a further downward adjustment to the Purchase Price in the events and in accordance with the procedures set forth in Exhibit 3.5 hereto.

3.6.	Withholding Tax.

(a)	Notwithstanding anything to the contrary contained in this Agreement or the other Transaction Documents, Purchaser (including any other Person, such as a paying agent, if any is appointed, required to withhold with respect to any payment made under this Agreement) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement or the other Transaction Documents such amounts as are required to be deducted or withheld therefrom under any provision of applicable Tax Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement and the other Transaction Documents as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding the foregoing, for purposes of Israeli Tax, if the Person entitled to payment has provided to Purchaser a Valid Certificate at least seven (7) Business Days prior to making any payment payable pursuant to this Agreement, Purchaser shall not withhold or shall withhold a reduced Tax amount pursuant to this Section in accordance with the provisions of the applicable Valid Certificate. A “Valid Certificate” shall be a certificate or ruling issued by the Israeli Tax Authority ("ITA") which is sufficient to enable Purchaser to conclude that no withholding (or reduced withholding) of Israeli Tax is required with respect to the payment to such Person. For the avoidance of doubt, in the absence of a Valid Certificate that both (i) applies to the funds payable from the Convertible Note payable and (ii) approves that the payment by Purchaser to the Sellers by way of the Convertible Note will not be subject to Israeli withholding tax, the calculation of the applicable amount to be withheld from the amount to be paid to a Person at Closing will also include the applicable amount to be withheld from such Person’s portion of the Convertible Note.

(b)	Notwithstanding the foregoing, if, and only if, a Paying Agent is appointed as contemplated in Section 3.7 below, then with respect to any amount to be deducted or withheld pursuant to Section 3.6(a) above, any consideration payable or otherwise deliverable pursuant to this Agreement or the other Transaction Documents to any Person, shall be paid to and retained by the Paying Agent for the benefit of each such Person for a period of one hundred eighty (180) days after the Closing (the “Withholding Drop Date”), or a shorter period of time if requested in writing by a Person in respect of such Person’s consideration, during which time none of Purchaser, the Company or the Paying Agent shall withhold any Israeli Tax on such consideration, except as provided below, and during which time each such Person may obtain a Valid Certificate regarding the deduction or withholding of Tax from any consideration payable to such Person hereunder. In the event that no later than seven (7) Business Days prior to the Withholding Drop Date, a Person submits a

Valid Certificate, the Paying Agent shall withhold and transfer to the ITA such amount of withholding due from such Person as specified in such Valid Certificate, and shall pay to such Person only the balance of the payment due to such Person that is not so withheld. If any Person (A) does not provide the Paying Agent with such Valid Certificate, no later than seven (7) Business Days prior to the Withholding Drop Date, or (B) submits a written request to the Paying Agent to release its portion of any consideration on a date prior to the Withholding Drop Date and fails to submit a Valid Certificate on or before such date, then Israeli Tax will be withheld from such Person’s portion of the aforementioned consideration as determined by Purchaser and the Paying Agent in their discretion in accordance with Israeli Tax Laws, which amount shall be delivered to the ITA by the Paying Agent and the Paying Agent shall pay to such Person the balance of the payment due to such Person that is not so withheld. In such event, the Paying Agent shall provide to the relevant Person a certificate evidencing such withholding.

(c)	To the extent Purchaser, the Company or the Paying Agent withholds any amounts pursuant to this Section 3.6, the withholding shall be increased by interest and Israeli CPI adjustments for the period between Closing and the time the relevant payment is made.

3.7.	Payment of Purchase Price.

(a)	At the Sellers' Representative reasonable request, prior to the Closing Date, Purchaser shall appoint an Israeli agent reasonably acceptable to the Sellers' Representative (the “Paying Agent”) to receive the Closing Payment to which the Sellers are entitled hereunder, as the Closing Payment may be adjusted hereunder, and Purchaser shall have entered into a paying agent agreement (the “Paying Agent Agreement”) with the Paying Agent. At or as promptly as practicable after the Closing Date or, in the case of payments pursuant to Section 3.4 or 3.5, when ascertained and if applicable, Purchaser shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the Sellers, cash in an amount sufficient to pay the Closing Payment (the “Payment Fund”). The Paying Agent shall pay, or cause to be paid, the amount of cash to which each Seller is entitled to receive pursuant to this Agreement by wire transfer to such accounts and in such amounts in accordance with and set forth in Schedule A attached hereto promptly after delivery by such Seller to the Paying Agent of a properly completed letter of transmittal. Any portion of the Payment Fund that remains undistributed to the Sellers on the date that is one year after the Closing Date shall be delivered by the Paying Agent to Purchaser, upon demand, and any Seller who has not theretofore demanded or received its applicable portion of the Closing Payment shall thereafter look only to Purchaser for payment of such consideration.

(b)	Schedule A shows, for each Seller: (A) the name, the address, email address, and residency of such Seller, telephone number, bank information (the respective bank name and number, the branch name, number and address, swift number and account number), (B) the number and class of shares of Company capital stock held, (C) a calculation of the portion of the Purchase Price payable to such Seller, including the Pro Rata Share, relative portion of the Holdback Amount, Shareholder Loans and Convertible Notes, and (D) such additional details reasonably required by Purchaser (or the Paying Agent, if any is appointed) so as to properly process payments. Other than the name and those items set forth in subclause (B) above, other details of Schedule A shall be provided within 14 days from the date hereof.

4.	Closing

4.1.	Closing of Transactions. The consummation of the sale of Shares, the assignment of the Shareholders’ Loans and the other Transactions (the “Closing”) shall take place at the offices of Gornitzky & Co., 45 Rothschild Blvd., Tel Aviv, Israel on a date to be specified by Purchaser and the Sellers' Representative, which date shall be the later of (i) three (3) Business Days following the satisfaction or waiver (by the applicable Party) of all the conditions set forth in Section 9 (other than the conditions which, by their nature, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver by the applicable Party of those conditions at the Closing) has been completed, or (ii) upon written notification of such from the Purchaser to the Sellers' Representative, up to 30 days following the satisfaction or waiver of the closing conditions involving the receipt Governmental Approvals; provided, however, that (i) the Closing may take place by exchange of executed documents by facsimile or email transmission, or at such other time or on such other date or at such other place as the Sellers’ Representative and Purchaser may mutually agree upon in writing, and in the event that the Closing Date is determined in accordance with subclause (ii) above, Purchaser may advance the Closing by way of three (3) Business Days prior written notice to the Sellers' Representative. All deliveries by one Party to any other party at Closing shall be deemed to have occurred simultaneously and none shall be effective until and unless all have occurred or been waived in accordance with this Agreement.

4.2.	Closing Deliveries by the Sellers and the Company. Upon the Closing, the Company and the Sellers shall, and where required, Sellers shall procure that the Company shall, deliver to the Purchaser:

(a)	an updated shareholders’ register of the Company, reflecting the transfer of the Shares to the Purchaser, effective as of the Closing Date;

(b)	duly signed resignation letters (containing a customary waiver of claims) with effect as of the Closing Date, of all directors of the Company and any Subsidiaries, in the form reasonably to the satisfaction of the Parties;

(c)	any authorizations, consents, orders and approvals of all third parties set forth on Schedule 7.3, in each case in form and substance reasonably satisfactory to Purchaser;

(d)	a certificate, dated as of the Closing Date, signed by the Sellers’ Representative and by the CEO and CFO of the Company, certifying, among other things, as to the satisfaction of the conditions specified in Section 9.3, reasonably to the satisfaction of the Purchaser;

(e)	an additional copy of the Closing Statement as set forth in Section 3.4;

(f)	duly executed share transfer deeds (together with the original share certificates or appropriate certificate of loss) with respect to the Shares owned by each Seller for transfer from the Sellers to Purchaser in a form reasonably satisfactory to the Purchaser;

(g)	evidence reasonably satisfactory to Purchaser that each Seller which is not an individual has duly approved the Transactions;

(h)	a duly executed copy of each of the Convertible Note and Registration Rights Agreement by each of the Sellers;

(i)	copies of duly executed agreements, in a form reasonably satisfactory to Purchaser, from each holder of Call Options, evidencing such Call Option holder’s acknowledgment that such Call Options are redeemed or otherwise cancelled not later than the Closing (the “Optionholder Acknowledgements”);

(j)	a duly executed copy of a non-compete undertaking, substantially in the form of Exhibit 4.3(j), from each natural Person who is the ultimate beneficial owner of any Seller who is not an individual (the “Non-Compete Undertaking”);

(k)	a duly executed copy of an assignment deed of the Shareholders' Loans, in a form reasonably satisfactory to Purchaser;

(l)	a copy of resolutions of (i) the Board or Directors of the Company and (ii) the shareholders of the Company, approving the Transactions, in a form reasonably satisfactory to the Purchaser; and

(m)	such other customary documents, instruments or certificates as shall be reasonably requested by Purchaser and as shall be consistent with the terms of this Agreement.

4.3.	Closing Deliveries by the Purchaser. Upon the Closing, the Purchaser shall deliver to the Sellers’ Representative (or to others if otherwise indicated herein):

(a)	a certified copy of resolutions of the Board or Directors of Purchaser, substantially in the form set forth as Exhibit 4.3, approving the Transactions;

(b)	an amount equal to the Closing Payment, by wire transfer of immediately available funds to those bank accounts designated in writing by the Sellers in Schedule A or, if a paying agent has been appointed, by the Paying Agent, at least two (2) Business Days prior to the Closing Date;

(c)	the Convertible Notes and the Registration Rights Agreements, each duly executed by the Purchaser;

(d)	a certificate, dated as of the Closing Date, signed by a duly authorized officer of the Purchaser, reasonably to the satisfaction of the Seller.

(e)	such other customary documents, instruments or certificates as shall be reasonably requested by the Sellers Representative and as shall be consistent with the terms of this Agreement.

5.	Representations and Warranties of the Purchaser.

Except (i) as set forth in the Purchaser SEC Documents (excluding any risk factor disclosures contained in the "Risk Factors" section thereof), but other than with respect to Sections 5.1-5.3 and 5.8, and (ii) as set forth on Schedule 5, the Purchaser hereby represents and warrants to the Sellers that:

5.1.	Organization and Good Standing. Purchaser is a company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to own, lease and operate properties and carry on its business.

5.2.	Authorization of Agreement. Purchaser has full corporate power and authority to execute this Agreement and each other agreement, document, or instrument or certificate contemplated to be executed or delivered by the Purchaser under this Agreement, including the Convertible Note and the Registration Rights Agreement (together, the “Purchaser Documents”), and to consummate the Transactions. The execution and performance by Purchaser of this Agreement and the Purchaser Documents have been duly authorized by all necessary corporate action on behalf of Purchaser, and no shareholder approval is required by Purchaser for the execution or performance of any Purchaser Document. This Agreement has been, and each of the Purchaser Documents will be at or prior to the Closing Date, duly executed by Purchaser and (assuming the due authorization, execution and delivery by the other Parties hereto) this Agreement constitutes, and the Company Documents when executed will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3.	Conflicts; Consents. None of the execution by Purchaser of this Agreement, the consummation of the Transactions, or compliance by Purchaser with any of the provisions hereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification, payment or acceleration, or result in the creation of any Lien on any of the properties or assets of the Purchaser under, any provision of (i) the organizational documents of Purchaser; (ii) any Contract or Permit to which Purchaser is a party or by which any of the properties or assets of Purchaser are bound; (iii) any Order of any Governmental Authority applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable Law, except in the case of clauses (ii)-(iv), that would prevent or materially adversely affect the ability of the Purchaser to consummate the Transactions in accordance with the terms hereof. Other than in connection with the Antitrust Condition and the MOC Condition, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Purchaser in connection with the execution of this Agreement or the compliance by Purchaser with any of the provisions hereof, in each case, that would prevent or materially adversely affect the ability of the Purchaser to consummate the Transactions in accordance with the terms hereof.

5.4.	Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the Transactions contemplated hereby.

5.5.	Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the Transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

5.6.	Financing. Purchaser will have at the Closing sufficient funds to pay the Purchase Price and any expenses incurred by Purchaser in connection with the Transactions.

5.7.	Solvency. The Purchaser is not now insolvent, and assuming the accuracy of the representations set forth in Sections 6 and 7, inasmuch as they affect Purchaser's solvency, it will not be rendered insolvent immediately following the Transactions.

5.8.	Issuance of Conversion Shares. The ordinary shares, par value NIS 0.01 per share, of Purchaser (the "Purchaser Shares"), to be issued to Sellers pursuant to this Agreement and the Convertible Note (the "Conversion Shares") have been duly authorized, and when issued in accordance with this Agreement and the Convertible Note, will be validly issued, fully paid and nonassessable and free and clear of any Lien (except to the extent that such rights are limited by this Agreement and the other Transaction Documents, Purchaser's organizational documents, the terms of the licenses issued by the MOC and applicable Laws).

5.9.	Public Filings. Purchaser has timely filed with or otherwise furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act") since January 1, 2015 together with all certifications required pursuant to the Sarbanes-Oxley Act (these documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Purchaser SEC Documents”). As of their respective filing dates, the Purchaser SEC Documents (or, if filed after the date hereof and before the Closing, will) comply in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder, as the case may be. Purchaser has delivered or made available to the Company and Sellers (including through the SEC EDGAR system) accurate copies of the Purchaser SEC Documents.

5.10.	Acknowledgment. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that neither the Company nor any Seller is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company and the Sellers, as the case may be, in Sections 6 and 7 (as modified by the Schedules thereto) or any Closing certificate delivered pursuant hereto.

6.	Representations and Warranties of the Sellers.

Except as set forth on Schedule 6, each Seller represents and warrants, severally and not jointly, to the Purchaser as follows in respect of itself and not in respect of any other Seller:

6.1.	Organization and Power. Each Seller which is not an individual is duly organized and validly existing (and, where such concept is recognized, in good standing) under the laws of the jurisdiction in which it is organized and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each Seller has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder.

6.2.	Authorization. Each Seller has all requisite power, authority and legal capacity to execute this Agreement and each other agreement, document, or instrument or certificate contemplated to be executed or delivered by the Seller under this Agreement, including the Convertible Note and the Registration Rights Agreement (together, the “Seller Documents”), and to consummate the Transactions. The execution of this Agreement, and the Seller Documents and consummation of the Transactions has been duly authorized by all required action on the part of such Seller. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing Date, duly and validly executed by such Seller, and (assuming the due authorization, execution by the other parties hereto and thereto) this Agreement constitutes, and the Company Documents when executed will constitute, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3.	No Conflict.

(a)	None of the execution by such Seller of this Agreement, the consummation of the transactions contemplated hereby or thereby, or compliance by such Seller with any of the provisions hereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification, payment or acceleration, or result in the creation of any Lien on any of the properties or assets of the Seller, under, any provision of (i) organizational documents of such Seller (if such Seller is not an individual); (ii) any Contract, or Permit to which such Seller is a party or by which any of the properties or assets of such Seller is bound; (iii) any Order of any Governmental Authority applicable to such Seller or by which any of the properties or assets of such Seller are bound; or (iv) any applicable Law, in each case, that would limit, prevent or adversely affect the ability of such Seller to consummate the Transactions.

(b)	Other than the Antitrust Condition and the MOC Condition, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of such Seller in connection with the execution of this Agreement, the compliance by such Seller with any of the provisions hereof, or the consummation of the Transactions contemplated hereby, in each case, that would limit, prevent or adversely affect the ability of such Seller to consummate the Transaction, and perform its or their obligations thereunder.

6.4.	Ownership of Shares.

(a)	Such Seller is the record and beneficial owner of the Shares indicated as being owned by such Seller on Schedule A, free and clear of any and all Liens. Such Seller has the power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to such Shares, free and clear of any and all Liens. Each Seller has the sole right to vote or direct the voting of the Shares, at each such Seller’s discretion, on any matter submitted to a vote of the equity holders of the Company having the right to vote thereon.

(b)	There are no (i) voting trusts, voting agreements, or other arrangements relating to the share capital of the Company that will continue to be in effect following the Closing, and (ii) no other Contracts between Seller or its Affiliates and any of the Group Companies. Each such Seller is not an Affiliate of another Seller. Schedule 6.4 sets forth, with respect to each Seller who is not an individual each natural Person who is the ultimate controlling shareholder of such Seller.

6.5.	Litigation. No pending Legal Proceedings has been commenced or threatened against the Seller that would challenge, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions or any provisions of this Agreement. Such Seller does not have any claim against the Company, whether present or future, contingent or unconditional, fixed or variable under any Contract or on any other basis, which shall not have been waived or fulfilled as of Closing.

6.6.	Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the Transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.7.	Solvency. None of the Sellers are now insolvent, and none of them will be rendered insolvent immediately following the Transactions.

6.8.	Ownership of Purchaser Shares. None of the Sellers or any of its Affiliates, directly or indirectly, owns, beneficially or otherwise 1% or more of the Purchaser Shares.

6.9.	Securities Laws Matters.

(a)	Such Seller is acquiring the Convertible Note and the Conversion Shares (together, the "Securities") for such Seller’s own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof for purposes of the Securities Act.

(b)	Such Seller is either (i) an "accredited investor" (as defined in Regulation D promulgated under the Securities Act) or (ii) not a U.S. Person (as defined in Regulation S promulgated under the Securities Act).

(c)	Such Seller can afford to bear the economic risk of holding the Securities.

(d)	Such Seller, if not a U.S. Person (as defined in Regulation S promulgated under the Securities Act), then: (1) only to the extent that such Sellers is not an individual, it was not organized under the laws of any United States jurisdiction, and was not formed for the purpose of investing in Securities not registered under the Securities Act, (2) received all communications relating to the issuance of the Securities, and executed all documents relating thereto, outside the United States and, on the date hereof, is outside the United States, (3) it is not acquiring the Securities for the account or benefit of any U.S. Person, and (4) it will not offer or sell any of the Securities in the United States, to or for the account or benefit of a U.S. Person other than in accordance with Regulation S or pursuant to an effective registration statement under the Securities Act or any available exemption therefrom and, in any case, in accordance with applicable state securities laws.

(e)	Such Seller understands that the Securities have not been registered under the Securities Act and will be issued in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of its investment intent as expressed herein. Such Seller understands that the Securities are “restricted securities” under the United States federal securities laws and, absent registration, may be resold without registration under the Securities Act only in very limited circumstances. Such Seller acknowledges and agrees that the Securities shall bear a legend, substantially in the form attached hereto as Schedule 6.9.

(f)	In order to prevent any transfer from taking place in violation of applicable Law, each Seller hereby agrees that Purchaser may cause a stop transfer order to be placed with its transfer agent and that Purchaser will not be required to transfer on its books any Securities that have been sold or transferred in violation of any provision of this Agreement or applicable Law.

(g)	If the Seller is neither a "U.S. Person" nor an Israeli resident, he or it hereby further represent that he/it has satisfied him/itself as to the full observance of the laws of his/its jurisdiction in connection with any invitation to subscribe for the Securities, including the legal requirements within his/its jurisdiction for the purchase of the Securities, if any.

6.10.	Acknowledgment. Notwithstanding anything contained in this Agreement to the contrary, each Seller acknowledges and agrees that Purchaser is not making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Purchaser in Section 5 (as modified by the Schedules thereto, if any) or any Closing certificate delivered pursuant hereto.

7.	Representations and Warranties of the Company.

Except (i) as set forth in Schedule 7 to this Agreement (which shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section; it being understood that each such disclosures shall qualify (A) the corresponding paragraph in this Section and (B) the other paragraphs in this Section to the extent reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs), and (ii) solely with respect to Sections 7.3(b), 7.7, 7.8, 7.10 (a) through (c), 7.12, 7.14 and 7.19), no disclosure shall be required to be made with respect to those matters to the extent directly arising under any Contracts or legal proceedings between the Company and the Purchaser, the Company hereby represents and warrants to the Purchaser as follows:

7.1.	Organization and Qualification. The Company is duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified, licensed or admitted to do business in each jurisdiction in which the nature of its business or the ownership, leasing, license, use or operation of its assets and properties makes such qualification, licensing or admission necessary, except where the failure to be so qualified, licensed or admitted would not constitute a Material Adverse Effect.

7.2.	Authorization. The Company has all requisite power and authority to execute this Agreement and each other agreement, document, or instrument or certificate contemplated to be executed or delivered by the Company under this Agreement (together, the “Company Documents”), and to consummate the Transactions contemplated hereby. The execution of this Agreement and the Company Documents and the consummation of the Transactions have been duly authorized by all requisite corporate action on the part of the Company. This Agreement has been, and each of the Company Documents will be at or prior to the Closing Date, duly and validly executed by the Company and (assuming the due authorization and execution by the other parties hereto and thereto) this Agreement constitutes, and the Company Documents when executed will constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). The copies of the organizational documents of the Company attached hereto as Schedule 7.2 are true, complete and correct copies of such documents as in effect on the date of this Agreement, and the Company is not in violation of any provision thereof.

7.3.	Conflicts; Consents of Third Parties.

(a)	None of the execution by the Company of this Agreement or the Company Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof will conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation, modification, payment or acceleration, or result in the creation of any Lien on any of the properties or assets of the Group Companies under, any provision of (i) the organizational documents of any of the Group Companies; (ii) any Contract, or Permit to which any Group Company is a party or by which any of the properties or assets of the Group Companies are bound; (iii) any Order of any Governmental Authority applicable to the Company or any Subsidiary or by which any of the properties or assets of a Group Company are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations, that would not have a Material Adverse Effect.

(b)	No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of the Company or any Subsidiary in connection with the execution of this Agreement or the Company Documents or the compliance by the Company with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except (A) in connection with the Antitrust Condition and the MOC Condition; and (B) for such consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not have a Material Adverse Effect.

7.4.	Capitalization. The authorized capital of the Company consists of 1,000,000 ordinary shares, NIS 0.01 par value per share (the “Ordinary Shares”). As of the date hereof, there are 20,000 Ordinary Shares issued and outstanding, all of which are, and shall be at Closing, owned beneficially and of record by Sellers as set forth in Schedule A. All of the issued and outstanding Ordinary Shares were duly authorized for issuance and are validly issued, fully paid and non-assessable. There is no existing option, warrant, call, right, or Contract of any character to which the Company, or to its knowledge, any other Person, is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of the Company. The Company is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Common Stock of the Company. There are no declared or accrued but unpaid dividends with respect to any Company capital stock. The Company does not own any share capital of the Company.

7.5.	Subsidiaries.

(a)	Schedule 7.5(a) sets forth the name of each Subsidiary, and, with respect to each Subsidiary, the jurisdiction in which it is incorporated, the number of shares of its authorized capital stock, the number and class of shares thereof issued and outstanding, the names of all stockholders or other equity owners and the number of shares of stock owned by each stockholder or the amount of equity owned by each equity owner. Each Subsidiary is duly organized and validly existing (and, where such concept is recognized, is in good standing) under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary is duly qualified, licensed or admitted to do business in each jurisdiction in which the nature of its business or the ownership, leasing, license, use or operation of its assets and properties makes such qualification, licensing or admission necessary, except where the failure to be so qualified, licensed, or admitted would not have a Material Adverse Effect. Each Subsidiary has all requisite power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)	The outstanding shares of each Subsidiary are validly issued, fully paid and non-assessable, and all such shares or other equity interests are owned by the Company free and clear of any and all Liens. There is no existing option, warrant, call, right or Contract to which any Subsidiary or the Company is a party requiring, and there are no convertible securities of any Subsidiary outstanding which upon conversion would require, the issuance of any shares of capital stock or other equity interests of any Subsidiary or other securities convertible into shares or other equity interests of any Subsidiary. Other than the Subsidiaries, the Company (directly or through its Subsidiaries) does not own or control and has never owned or controlled, directly or indirectly, any equity or similar interest in, or have any commitment or obligation to invest in, any corporation, partnership, joint venture or other business association or entity.

7.6.	Financial Statements.

(a)	Attached as Schedule 7.6(a)(1) hereto, and except as stated in Schedule 7.6(a)(2), are true, correct and complete copies of (i) the audited non consolidated balance sheets, including the related audited statements of income, and stockholders’ equity, of each of the Company and its Subsidiaries as at, and for the periods ended, December 31, 2013 and 2014, together with the audit opinion thereon of Raviv Lavi (the “CPA”), and (ii) the unaudited balance sheets of each of the Company and its Subsidiaries as at September 30, 2015 (such audited and unaudited statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). Each of the Financial Statements has been prepared in accordance with GAAP consistently applied and presents fairly in all material respects the financial positions, results of operations and cash flows of the Company and its Subsidiaries as at the dates and for the periods indicated therein (except, in the case of interim Financial Statements, the absence of notes thereto).

(b)	The Company (i) makes and keeps accurate books and records that fairly reflect in all material respects the transactions and dispositions of assets of the Group Companies, and (ii) maintains internal accounting controls which provide reasonable assurance that transactions are recorded as necessary to permit preparation of its financial statements in conformity with GAAP. In the past three years, there has been no disagreement with the CPA in connection with any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and no dismissal of independent auditors in connection therewith. There are no off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, including results of operations and liquidity, of the Group Companies.

(c)	Schedule 7.6(c) sets forth a true, complete and correct list of all Company Debt as of October 31, 2015.

(d)	Schedule 7.6(d) shows a true and correct calculation of the Company Indebtedness, EBITDA, Revenues and number of Active Customers, all prepared in accordance the same procedures of Section 3.4, but as if the Closing was conducted (i) as of September 30, 2015 (the EBITDA and Revenues for the three-month period ending on such date being referred to herein as the "Q3 EBITDA" and “Q3 Revenues”, respectively) and (ii) with respect to Active Customers (such Active Customers being referred to herein as the "Signing Active Customers"), as of October 31, 2015. The Closing EBITDA properly reflects the required calculation of EBITDA as set forth in Section 3.4(a) above, based upon the Company's management accounts as of the relevant date.

(e)	All accounts receivable that are reflected on the Financial Statements or the Closing Statement represent valid and bona fide obligations arising from sales actually made or services actually performed by the Group Companies. Except to the extent paid prior to the Closing Date, such accounts receivable are as of the Closing Date current (in all but de minimis respects) and collectible net of the reserves shown on the Financial Statements or the Closing Statement (which reserves are adequate and calculated in accordance with GAAP) and, to the Knowledge of the Company, all such accounts receivable either have been or are able to be collected using reasonable commercial efforts, within a reasonable period of time not to exceed 90 days after the Closing.

(f)	For the purposes hereof, the unaudited (and unreviewed by the CPA) balance sheets of the Company and its Subsidiaries as at September 30, 2015 is referred to as the “Balance Sheets” and September 30, 2015 is referred to as the “Balance Sheet Date”.

7.7.	No Undisclosed Liabilities. As of the date hereof, neither the Company nor any Subsidiary has any Liabilities of any kind that would have been required to be reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP and were not so reflected, reserved against or described, other than (i) Liabilities incurred in the ordinary course of business after the Balance Sheets Date, (ii) Liabilities incurred in connection with the Transactions contemplated hereby that constitute part of the Transaction Expenses, or (iii) Liabilities that would not be reasonably expected to exceed, in the aggregate, more than NIS 1,000,000.

7.8.	Absence of Certain Developments. Since the Balance Sheets Date (a) except as contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business; (b) there has not been any event, change, occurrence or circumstance that has had a Material Adverse Effect; and (c) and there has not been any (i) damage, destruction or other casualty loss with respect to any material asset or material property owned, leased or otherwise used by the Group Companies; (ii) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any other payment to the Sellers or their Affiliates; (iii) incurrence, assumption or guarantee by the Company of any Company Indebtedness more than NIS 1,000,000 in the aggregate; (iv) creation or assumption by the Group Companies of any Lien (other than Permitted Liens); (v) change by the Company in its accounting principles, practices or methods, except as required by concurrent changes in GAAP; (vi) any increase of, or an undertaking for, any increase in the compensation payable or that could become payable by the Group Companies to any of its employees, officers or directors, other than increases that do not exceed, in the aggregate, NIS 1,000,000 per annum; (vii) any capital expenditures or commitments therefor that exceed, in the aggregate, NIS 1,000,000; (viii) termination or creation of any Material Contract, or any material amendments thereto or defaults thereunder; or (ix) (A) acceleration of the payment of customer accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise) or (B) delaying of the payment on accounts payable to suppliers, vendors or others beyond due dates; or (C) varying any inventory purchasing practices, in each case, in any material respect from past practices. .

7.9.	Taxes. Each of the Company and its Subsidiaries has timely filed all Tax Returns and reports required to be filed by it, and all Taxes required to be paid by it have either been paid or are reflected in accordance with GAAP as a reserve for Taxes on the most recent Financial Statements, and all such returns and reports are correct and complete, or valid requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to pay or to have extensions granted that remain in effect individually or in the aggregate have not had and would not reasonably be expected to materially and adversely affect the Group Companies as a whole, and the Financial Statements reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such Financial Statements. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that are still pending. No requests for waivers of the time to assess any such Taxes have been made in writing that are still pending. All assessments for Taxes due with respect to any concluded litigation have been fully paid or have been adequately reserved on the Financial Statements in accordance with GAAP. Neither the Company nor any of its Subsidiaries is liable for the Taxes of any other person as a result of any indemnification provision, Tax sharing or other contractual obligation (“Tax Sharing Agreements”). There are no Liens with respect to material Taxes upon any of the assets or properties of the Group Companies, other than with respect to Taxes not yet due and payable or being contested in good faith by appropriate proceedings and listed on Schedule 7.9. Neither the Company nor any of its Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2. The Group Companies have duly collected all amounts on account of any VAT required by applicable Tax Laws to be collected by it, and has duly and timely remitted to the appropriate Taxing Authority any such amounts required by applicable Tax Law. The Group Companies are not subject to any restrictions or limitations pursuant to any Tax ruling issued by a Taxing Authority. All Taxes that the Group Companies were required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Taxing Authority. This Section 7.9 represents the sole and exclusive representation and warranty of the Company regarding tax matters.

7.10.	Real Property; Title to Assets.

(a)	The Company does not own any real property. Schedule 7.10 sets forth a complete list of all leases of real property by the Company or a Subsidiary (the “Real Property Leases”). Neither the Company nor any Subsidiary has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a material default by the Company or any Subsidiary under any of the Real Property Leases.

(b)	The Group Companies have good and valid title or, in the case of leased assets (other than real property), a valid leasehold interest, free and clear of all Liens, except for immaterial Liens, to all of its tangible property and assets, and such property and equipment is in good operating condition and repair, subject to normal wear and tear, in all material respects and are adequate for the uses to which they are being put and have been maintained and serviced in accordance with prudent practice and in material compliance with all applicable Laws.

(c)	With respect to the assets and property that are leased, the Group Companies are in compliance with all provisions of such leases in all material respects,

(d)	The property and assets (tangible or not) owned or leased by the Group Companies are (and immediately following the Closing will be) sufficient for the operation of the business of the Group Companies as currently conducted.

7.11.	Intellectual Property. The Company and its Subsidiaries own or have valid licenses to use all Intellectual Property used by them in, or necessary for, the conduct of their businesses (the "Company Intellectual Property") in all material respects. To the Knowledge of the Company, (i) the material Company Intellectual Property does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of a third party and (ii) neither the Company nor any Subsidiary has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under any material Company Intellectual Property license to which the Company or any Subsidiary is a party or by which it is bound.

7.12.	Material Contracts.

(a)	Schedule 7.12(a) sets forth all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (all such Contracts required to be set forth therein, collectively, the “Material Contracts”):

(i)	Contracts with any Seller or any current (or former, if obligations under such Contract are still outstanding) officer or director of the Company or any of its Subsidiaries;

(ii)	Contracts for the sale of any of the assets of the Company or any of its Subsidiaries (other than the sale of products or services in the ordinary course of business), for consideration in excess of NIS 1,000,000 in the aggregate;

(iii)	Contracts relating to the acquisition by the Company or any of its Subsidiaries of any operating business or the share equity of any other Person, in each case for consideration in excess of NIS 1,000,000 in the aggregate;

(iv)	Contracts relating to the incurrence of Indebtedness, or the making of any loans, in each case involving amounts in excess of NIS 1,000,000 in the aggregate;

(v)	Contracts which involve the expenditure of more than NIS 2,000,000 in the aggregate or require performance by any party more than one year from the date hereof that, in either case, are not terminable by the Company or a Subsidiary without penalty on notice of 120 days’ or less;

(vi)	Contracts granting or evidencing a Lien (other than Permitted Liens) on any of the material properties or assets of the Group Companies; and

(vii)	Contracts (A) limiting or purporting to limit the ability of the Company to engage in any line of business or to compete with any Person or in any geographical area, (B) granting or purporting to grant any exclusive rights to any Person, (C) containing any future royalty payments, or (D) containing any “most favored nation” or “most favored customer” terms or similar “best pricing” provisions.

(b)	Neither the Company nor any Subsidiary has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company and its Subsidiaries under any Material Contract, except for immaterial defaults. Each Material Contract is in full force and effect and is not subject to any material default on the part of Group Companies, and to the knowledge of the Seller, no other party to such contracts is in material default with respect thereto.

7.13.	Employees.

(a)	Neither the Company nor any of its Subsidiaries is, or, to the Company's Knowledge, is in the process of becoming, a party to any labor or collective bargaining agreement, nor party to any Contract relating to the membership of, or participation by the Company or any of its Subsidiaries in, or the affiliation of it with, any industry standards group or association.

(b)	There are no, and to the Company's actual knowledge, there will not be as a result of the Transactions, (i) strikes, work stoppages, work slowdowns or lockouts pending or threatened against or involving the Company or any of its Subsidiaries, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries.

(c)	The Group Companies are in compliance in all material respects with applicable Laws (including any Orders) and Contracts relating to (i) the employment of their employees and (ii) to the proper withholding and remission to the proper tax authorities or to the proper withholding or contribution and remission to the proper pension or provident, life insurance, disability insurance, continuing education or other similar funds of all sums required to be withheld, contributed or remitted, legally or contractually.

(d)	Schedule 7.13(d) is a true and accurate summary of the compensation terms of each of the Key Employees (without specifying the identities thereof), including position/title, location, salary, commissions (if any), company car, entitlement of vacation days and accrual, notice of termination period, and any outstanding loans. To the Company's Knowledge, as of the date of this Agreement, no Key Employee intends to terminate his employment within the next 12 months.

(e)	The employment of each Employee is subject to termination upon up to thirty (30) days’ prior written notice under the termination notice provisions included in the applicable engagement Contract with such Employee or applicable Law.

(f)	A list of all Benefit Plans maintained by the Group Companies is attached as Schedule 7.13(f) hereto. Each Benefit Plan is in material compliance with all applicable Laws and has been administered and operated in all material respects in accordance with its terms.

7.14.	Litigation. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company, its Subsidiaries or its directors or officers (in their capacities as such) before any Governmental Authority, which, if adversely determined, would have a Material Adverse Effect or would result in a monetary remedy in excess of NIS 1,000,000 (nor does the Company have knowledge of any basis therefore). Neither the Company nor any of its Subsidiaries is subject to any Order that has a Material Adverse Effect.

7.15.	Compliance with Laws; Permits.

(a)	The Company and its Subsidiaries are in compliance with all Laws applicable to their respective businesses or operations, except where the failure to be in compliance would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has received any written notice of or been charged with the violation of any Laws, except where such violation would not have a Material Adverse Effect.

(b)	The Company and its Subsidiaries currently have all Permits which are required for the operation of their respective businesses as presently conducted, except where the absence of which would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in material default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Permit to which it is a party, except where such default or violation would not have a Material Adverse Effect

7.16.	Environmental Matters.

(a)	the operations of the Company and each of its Subsidiaries are in compliance, in all material respects, with all applicable Environmental Laws and all Permits issued pursuant to Environmental Laws or otherwise;

(b)	the Company and each of its Subsidiaries has obtained all material Permits required under all applicable Environmental Laws necessary to operate its business;

(c)	neither the Company nor any of its Subsidiaries is the subject of any outstanding material Order or Contract with any Governmental Authority respecting Environmental Laws;

(d)	neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company or any of its Subsidiaries may be in material violation of any Environmental Law or any Permit issued pursuant to Environmental Law, or may have any material liability under any Environmental Law; and

(e)	to the Knowledge of the Company, there are no investigations of the businesses of the Company or any of its Subsidiaries, or currently or previously owned, operated or leased property of the Company or any of its Subsidiaries pending or threatened which would reasonably be expected to result in the imposition of any material liability pursuant to any Environmental Law, nor is there any basis therefor.

7.17.	Interested Party Transactions. No shareholder holding at least 4% of the Company or anyone controlling such shareholder, officer or director of the Company (i) owns or holds, directly or indirectly, any interest in (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity or of portfolio companies for which the officers and directors are not officers and directors of the Company), or (ii) is an officer, director, Employee or consultant of any Person that is, a competitor, lessor, or supplier of the Company. No officer, director or stockholder of the Company (and in the case of clause (ii), any Employee) (i) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company or (ii) is indebted to the Company, nor is the Company indebted other than the Shareholders Loans (or committed to make loans or extend or guarantee credit) to any of them.

7.18.	Insurance. The Group Companies have insurance against the types of risks and losses usually insured against by companies carrying on the same or a similar business, and in amounts and with such coverage limits as are generally appropriate to such businesses. Without prejudice to the generality of the foregoing, the insurance policies of the Group Companies (i) are all provided by a well-established and reputable insurer(s) and insure the Company against the risk of accident, damage, injury, third party loss (including product liability), subject to the terms of the policies (ii) are in full force and effect, all premiums due and payable to date thereunder have been paid and the applicable Group Company is otherwise in compliance in all material respects with the terms thereof, and (iii) are fully compliant with the terms of insurance required to be maintained under the MOC License.

7.19.	Major Suppliers and Customers. Schedule 7.19 sets forth an accurate and complete list of (i) the ten (10) largest customers of the Company, taken as a whole (without specifying the identities thereof), by aggregate means of payment (the “Key Customers”) for each of 2014 and 2015, and (ii) the ten (10) largest suppliers by expenditures (the “Key Suppliers”) for each of 2014 and 2015. None of the Key Suppliers or Key Customers has, to the Company's knowledge, indicated to the Company any intent to discontinue or alter in any manner adverse to the Company the terms of such Key Supplier’s or Key Customer’s relationship with the Company. The Company is in compliance with its obligations under each Contract with its Key Customers and Key Suppliers and in the event such Contract is no longer in effect, the Group Company was in compliance in all material respects with its obligations thereunder.

7.20.	Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for any Group Company in connection with the Transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

7.21.	Acknowledgment. Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that Purchaser is not making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Purchaser in Section 5 (as modified by the Schedules thereto, if any) or any Closing certificate delivered pursuant hereto.

8.	Affirmative Covenants

8.1.	Conduct of Business. During the period commencing on the date hereof and ending on the earlier of the date of valid termination of this Agreement or the Closing (such earlier date, the “Expiration Date”):

(a)	Except as otherwise contemplated by this Agreement or with the prior written consent of Purchaser (which consent may not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause its Subsidiaries to (i) conduct their respective businesses in the ordinary course of business and consistent with past practice; and (ii) use its commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Company and its Subsidiaries, and (B) preserve the present relationships with customers and suppliers of the Company and its Subsidiaries.

(b)	In furtherance and not in limitation of Section 8.1(a), but subject at all times to applicable antitrust Laws, except as otherwise expressly contemplated by this Agreement or with the prior written consent of Purchaser (which consent may not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall cause its Subsidiaries not to:

(i)	split, combine or otherwise modify their share capital, issue or authorize the issuance of new securities (including Company Options) or transfer of existing securities;

(ii)	amend the articles of association of any Group Company, except if required following the date hereof by a Governmental Authority;

(iii)	declare, set aside, make or pay any dividend or other distribution, including redemption, reclassification or repurchase, in respect of the share capital of any Group Company;

(iv)	make any loan or advance to, incur or pay any management, consulting, advisory or other fees or incur or make any other payments to any Seller, other than payments of management, consulting, advisory or other fees in accordance with existing Contracts;

(v)	merge or consolidate with any other Person, enter into any recapitalization, reorganization, corporate restructuring, liquidation or dissolution or acquire or dispose of any shares, business or division of a business (including pursuant to an acquisition or disposition of assets);

(vi)	(i) increase the annual level of compensation of any director or executive officer of any Group Company, (ii) increase the annual level of compensation payable or to become payable by a Group Company to any of their respective directors or executive officers, (iii) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director or executive officer, or (iv) increase the annual level of compensation of any employees of any Group Company, in each case, other than in the ordinary course of business and consistent with past practices, or, in the event the Company enters into a collective agreement or similar arrangement with its employees, not in excess of 10% per year in the aggregate;

(vii)	enter into, materially amend, become subject to, violate, terminate or otherwise modify or waive any of the material terms of, any Material Contract (including, for the sake of clarity, any Contract that would constitute a Material Contract) except in the ordinary course of business, consistent with past practice;

(viii)	mortgage, pledge or encumber any of its material assets;

(ix)	enter into any Contract which sets forth that the consummation of the Transactions shall give rise to, or trigger the application of, any rights of any third party or any obligations of the Company or its Subsidiaries that would come into effect upon the Closing;

(x)	(A) take any action reasonably likely to (i) accelerate the payment of customer accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise) or (ii) delay the payment on accounts payable to suppliers, vendors or others beyond due dates; or (B) vary any inventory purchasing practices in any material respect from past practices;

(xi)	make any capital expenditure, other than in the ordinary course of business and consistent with past practices;

(xii)	make any material change to the business of the Company; or

(xiii)	agree or commit to do anything prohibited by this Section 8.1 or take any other action that would reasonably be expected to prevent the Company from performing, or cause the Company not to perform, any of its covenants and agreements under this Agreement.

(c)	Nothing in this Section 8.1 is intended to inhibit or otherwise restrict the Company from conducting its business in the ordinary course of business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing Date or vice versa. Prior to the Closing, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries respective operations.

8.2.	Access to Information. Until the Expiration Date, Purchaser shall be entitled, through its officers, employees and other representatives (including for purposes of this Agreement, consultants, agents, legal advisors and accountants), to make such investigation of the properties, businesses, operations, books and records of the Group Companies as it reasonably requests, and to make extracts and copies of such books and records; provided that any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Laws (which restrictions may include limitations under applicable antitrust Law). The Company shall cause the officers, employees, and other representatives of the Group Companies to cooperate with Purchaser and Purchaser’s representatives in connection with such investigation and examination, and Purchaser and its representatives shall cooperate with the Company and its representatives and shall use their reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such investigation or examination shall (i) be permitted to the extent that it would require the

Company or any of its Subsidiaries to disclose information relating to matters between the Company and Purchaser which are subject to attorney-client privilege or conflict with any confidentiality obligations to which any Group Company is bound, and (ii) affect or be deemed to modify any representation or warranty made by the Company or the Sellers. Subject to applicable Laws, and notwithstanding anything to the contrary contained herein and without derogating from any provision of the Confidentiality Agreement, prior to the Closing, without the prior written consent of the Company, (i) Purchaser shall not utilize any Confidential Information provided by or on behalf of the Company or any Seller to contact any suppliers or customers of, the Company, and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries.

8.3.	NRA etc. By way of execution of this Agreement, the Parties hereby further agree as follows:

(a)	The Company shall continue to purchase from the Purchaser national roaming services under the NRA and, commencing as of October 1, 2015, shall be liable and pay an agreed monthly fixed consideration of NIS 10.6 million (NIS 10,600,000), plus VAT (the "NRA Monthly Consideration"), without regard to the traffic used. Purchaser shall issue monthly invoices for the NRA Monthly Consideration and the Company shall pay the NRA Monthly Consideration in accordance with the payments terms for the NRA Monthly Consideration detailed in the NRA.

(b)	As of January 1, 2016 through the Expiration Date, the Company shall be liable for and pay monthly sum of NIS 21.0 million (NIS 21,000,000) (referred to as the "Monthly Consideration") without regard to the traffic used. Purchaser shall issue monthly invoices for the Monthly Consideration and the Company shall pay the Monthly Consideration in accordance with the payments terms for the NRA Monthly Consideration detailed in the NRA.

(c)	If this Agreement is validly terminated by either of the Parties, then the Purchaser and the Company shall negotiate in good faith, for a period of 90 days after such termination, a new network sharing agreement between them ("New NSA") and submit the same to the approval of the MOC and the Antitrust Authorities; it being understood that until the MOC and the Antitrust Authorities issue the approvals therefor, the Company shall to be liable for, and pay, the Monthly Consideration as per the above, independently of the traffic.

(d)	Notwithstanding the foregoing, if either (i) the New NSA is not entered into within 90 days after termination of this Agreement, or (ii) approvals of the MOC and the Antitrust Authorities are not obtained within six (6) months after the New NSA is signed, then the Company shall revert to making the payments to Purchaser as agreed under the NRA (which, other than with respect to payment terms, shall be without giving effect to the letters of May 25, 2014 and September 21, 2014).

(e)	Notwithstanding anything to the contrary hereunder, within 30 days following the earlier of (i) valid termination of this Agreement by either of the Parties, for whatever reason, or (ii) the Cut-Off Date (the earlier of such dates, the "Required Repayment Date"), the Company shall pay the Purchaser the full amount of Six Hundred Million NIS (NIS 600,000,000) plus VAT, being the Company's agreed outstanding debt for national roaming services rendered and to be rendered until December 31, 2015 (the "National Roaming Gap") (which outstanding gap will not accrue any interest from the date hereof until the Required Repayment Date), against a valid Tax invoice provided to the Company by the Purchaser.

(f)	Prior to December 15, 2015, Purchaser shall issue the Company credit for the portion of the outstanding National Roaming Gap accrued until September 30, 2015. The Company shall pay all the resulting VAT to the ITA no later than the 15th of the calendar month following such issuance.

(g)	For the sake of clarity, the Parties acknowledge that the NSAs are null and void 'ab initio' and are in no force or effect.

8.4.	Antitrust and MOC Conditions and other Regulatory Approvals.

(a)	Each Party shall use reasonable commercial efforts to ensure that the Antitrust Condition and the MOC Condition are fulfilled as soon as possible. The Parties shall co-operate and, in the case of the Sellers, use reasonable commercial efforts to cause the relevant Group Companies to co-operate, in order to do so. Without derogating from the generality of the above, the Parties shall, within fifteen (15) Business Days from the date of this Agreement, make full and accurate filing with the Antitrust Authorities and the Israeli Ministry of Communications with respect to the Transactions for the purpose of fulfilling the Antitrust and MOC Conditions, and supply promptly any additional information and documentary material requested by the Antitrust Authorities and the Israeli Ministry of Communications.

(b)	Each Party shall keep the other Parties regularly informed of the processing of the filings with the Antitrust Authorities and the Israeli Ministry of Communications, and promptly inform the other Parties if such Party becomes aware of any matter that may reasonably result in the fulfillment of the Antitrust or MOC Condition being delayed or denied.

(c)	Without derogating from the above, each Party will use reasonable commercial efforts to obtain and comply with all other approvals, actions, waivers, consents and authorizations of Governmental Authorities necessary for the consummation of the Transactions.

(d)	Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) each Party shall have the obligation to litigate and contest any adverse administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent in connection with the Governmental Approvals required for the consummation of the Transactions; and (ii) Purchaser shall not be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders of any Governmental Authorities (including the Antitrust Authorities and the Israeli Ministry of Communications) providing for or imposing any burdensome conditions or limitations (including divestiture, license or other disposition) that would lead a reasonable person to conclude that they, individually or in the aggregate, materially undermine the benefits of the Transactions to Purchaser or materially limits Purchaser’s rights and ability to conduct its business, including the business of the Group Companies (any of the foregoing, a “Material Regulatory Restraint”). The parties agree that if any Governmental Authority does not approve the Transaction, or a Material Regulatory Restraint (or other restriction or condition that does not constitute a Material Regulatory Restraint) is imposed as part of any Governmental Approval (as defined below), they shall consult (subject to applicable Law) each other with respect to the matter and, to the extent any Party (or both) determines to litigate, appeal and/or contest the matter, shall cooperate with each other in litigating, appealing and/or contesting the matter. The Parties acknowledge that the following matters (individually or in the aggregate) shall not constitute nor will be taken into account when determining] whether a Material Regulatory Restraint exists: (i) a requirement to maintain the Company as a separate entity for a period of up to three (3) years following the Closing, (ii) obligation to return to a Governmental Authority or otherwise lose the rights to frequencies allocated or granted to the Company, and (iii) limitations or prohibitions imposed upon the usage of new 058 numbers (excluding limitations or prohibitions in connection with 058 numbers existing as of the Closing Date).

8.5.	Further Assurances. Each of Sellers, the Purchaser and the Company shall use (and the Sellers shall cause the Company to use and the Company shall cause each of its Subsidiaries to use) its reasonable commercial efforts to (i) take all actions necessary or appropriate to consummate the Transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Transactions contemplated by this Agreement, and (iii) notwithstanding the provisions of Section 4.1(ii) above, to consummate the Transactions contemplated by this Agreement at the earliest reasonable practicable date following fulfillment of such conditions. Without derogating from the generality of the foregoing, the Company shall use its best efforts to cause the Key Employees to remain with the Company through Closing and for a period of not less than six (6) months thereafter, provided, however, that with respect to Michael Golan: he will retained by the Company on a part time basis (in addition to working with other Sellers during such period) for 2 months, and will reasonably assist the Purchaser and the Company during such transition period.

8.6.	Notification of Certain Matters. Until the Expiration Date, Sellers and the Company shall promptly notify Purchaser, and Purchaser shall promptly notify the Company and the Sellers' Representative, in writing of the discovery of any of the following: (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in or breach of any representation or warranty made by the relevant party in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that causes or constitutes, or could reasonably be seen as likely to cause or constitute, a material inaccuracy in or breach of any representation or warranty made by the relevant party in this Agreement; (iii) any breach of any material covenant or obligation of the relevant party; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 9 impossible, unlikely or postponed. The Sellers shall also have the right to update Schedule 7 in connection with events occurring between the date hereof and the Closing Date. No such notice or update (whether the updates to Schedule 7 or pursuant to subsections (i) through (iv) above) shall have any effect on the satisfaction of or otherwise deem to modify the conditions to Closing set forth in Section 9 nor on the rights of any Party hereunder to any remedy or indemnification (including, in the case of representations and warranties, not having any effects for the purpose of determining the accuracy thereof and any indemnification obligation hereunder). Notwithstanding anything to the contrary, any public filing with the SEC by the Purchaser, shall be deemed to satisfy the update or notice requirement of the Purchaser under this Section 8.6. .

8.7.	Non-compete.

(a)	Each Seller acknowledges that it has and may further become familiar with confidential or proprietary information concerning the Company and its business. Therefore, in further consideration for the Purchase Price and the other obligations of Purchaser hereunder, the Sellers commit that they (including their Affiliates) shall not, directly or indirectly, either for Seller or for any other Person, either alone or together or in cooperation with any other Person, Engage (as defined below) in any of the following: TV, broadband internet, and/or telephony (mobile or fixed, including international long distance and roaming abroad), all for the Israeli market and/or roaming in Israel for foreign roamers, such commitment being effective as from the Closing and remaining valid until the expiry of a three (3) year period following the Closing Date. The term “Engage” (as well as "Engaging" or "Engagement") means develop, produce, distribute, market, promote, sell, own, manage, control, provide a license or any other right for, "Participate” in, consult to, render services for, permit its name to be used, or in any other manner engage in; and the term “Participate” means serving as an officer, director, shareholder (except as a shareholder solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity), manager, employee, partner, proprietor, agent, representative, franchisor, franchisee, licensor, licensee, creditor (other than for trade payables in the ordinary course of business) or owner.

(b)	For a period starting at the Closing and ending two (2) years thereafter, Seller and its Affiliates (and any representative on their behalf) shall not, directly or indirectly, (i) encourage, induce or solicit any officer, director, manager, or Key Employee of the Group Companies or of the Purchaser's Group to leave the employ of the Group

Companies or the Purchaser's Group, as the case may be; (ii) otherwise hire or employ any Person who was an officer, director, manager, or Key Employee of the Group Companies or the Purchaser's Group at any time during the three (3) month period immediately prior to the date of this Agreement; or (iii) make any disparaging statements in order to cause any harm to the Company’s or the Purchaser’s reputation in the market; provided, however, that Sellers shall not be precluded from hiring any such officer, director, manager, or Key Employee (i) where the Company has terminated such Person's employment following the Closing other than for 'cause', (ii) in connection with a response by such Person to a general solicitation not targeted at any of the Group Companies' employees, (including through general searches by use of advertisements or the media which are not directly targeted at such Persons), and (iii) without derogating from the non-compete undertaking of any Seller, key employee which is a Seller.

(c)	Each Seller acknowledges and represents that: (i) sufficient consideration has been given by each party to this Agreement to the other as it relates hereto; (ii) Seller has consulted with independent legal counsel regarding its rights and obligations under this Section; (iii) Seller fully understands the terms and conditions contained herein; (iv) the restrictions and agreements herein are reasonable in all respects and necessary for the protection of the Company and the other members of the Group Companies and the Purchaser and its confidential information and goodwill and that, without such protection, the Group Companies and the Purchaser respective customer and client relationship and competitive advantage would be materially adversely affected; (v) the agreements herein are an essential inducement to the Purchaser to enter into this Agreement and they are in addition to, rather than in lieu of, any similar or related covenants to which Sellers are party or by which it is bound; and (vi) notwithstanding anything to the contrary under any Contract or Applicable Law, it is the parties’ intention that the agreements in this Section be applied and binding upon the Sellers.

(d)	The parties hereto agree that any breach of the provisions contained in this Section will result in serious and irreparable injury and therefore money damages would not be an adequate remedy for any such breach. Therefore, in the event of a breach or threatened breach of any provisions of this Section that is continuing, the Purchaser and the Company, their respective successors and assigns and any third-party beneficiary to this Agreement, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof.

(e)	Notwithstanding any other provision of this Agreement, no Seller shall be obligated to make any payment to any Person due to a breach of this Section 8.7 by another Seller.

8.8.	Publicity.

(a)	None of the Sellers, the Company or Purchaser shall issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other Parties hereto (with Sellers' approval to be provided by Seller's Representative on their behalf), which approval will not be unreasonably withheld or delayed, unless, in the judgment of the Sellers, the Company or Purchaser, as applicable, disclosure is otherwise required by the disclosing Party or its Affiliates (whether as a result of ongoing reports or otherwise) by applicable Law (including the applicable rules of any stock exchange on which such Party lists its securities); provided that, to the extent permitted by applicable Law, the Party intending to make such release shall use its commercially reasonable efforts consistent with applicable Law to advise the other Party of such intended disclosure and the proposed text thereof.

(b)	The terms of this Agreement shall not be disclosed or otherwise made available to the public and copies of this Agreement shall not be publicly filed or otherwise made available to the public, except (1) where such disclosure, availability or filing by the disclosing Party or its Affiliates is required (whether as a result of ongoing reports or otherwise) by applicable Law (including the applicable rules of any stock exchange on which such Party lists its securities) and only to the extent required by such Law, or to the extent necessary to fulfill the provisions hereof and (2) with the prior written approval of the other Parties (with Sellers' approval to be provided by Seller's Representative on their behalf).

8.9.	Confidentiality.

(a)	The Purchaser shall, and shall procure that, other than as required by applicable Law:

(i)	each member of the Purchaser’s Group shall keep confidential all Confidential Information provided to it by or on behalf of any Seller or otherwise obtained by or in connection with (a) the Agreement, which information relates to a Seller, and (b) until the Closing, any of the Group Companies;

(ii)	if, following Closing, any of the Group Companies holds Confidential Information relating to any of the Sellers, it shall procure that such information shall be confidential and, to the extent reasonably practicable, shall procure to return that information to the relevant Seller or destroy it, in each case without retaining copies other than as may be required by applicable Law or as record retention copies held with the Purchaser's representatives.

(b)	The Purchaser and the Company acknowledge that they shall continue to be bound by the Confidentiality Agreement through the Closing Date and the Sellers acknowledge that they have, and shall continue to, comply therewith.

(c)	Each Seller shall:

(i)	keep confidential all Confidential Information provided to it by or on behalf of any member of the Purchaser’s Group or otherwise obtained by or in connection with this Agreement, which information relates to any member of the Purchaser’s Group; and

(ii)	if, following Closing, any Seller holds Confidential Information relating to any member of the Purchaser’s Group or any of the Group Companies, it shall keep that information confidential and, to the extent reasonably practicable, shall return that information to the Purchaser or the Group Companies or destroy it, in each case without retaining copies.

(d)	Nothing in this Section prevents disclosure of Confidential Information by any party (i) to that Party’s representatives who are made aware of the terms of this clause and such Party shall use all reasonable endeavors to procure that such representative adheres to those terms as if he were bound by the provisions of this Section, or (ii) to the extent required by any court of competent jurisdiction or any competent Governmental Authority, but a Party required to disclose any such information shall promptly notify the other relevant party where practicable and to the extent lawful to do so.

8.10.	D&O Indemnification.

(a)	From and after the Closing until seven (7) years thereafter, (i) Purchaser will cause the Company to fulfill and honor the obligations of the Company pursuant to (A) the indemnification provisions of its Articles of Association as to be amended (only to the extent required by this Section 8.10(a)) within 14 days from the date hereof, and (B) the D&O indemnification agreements to be entered into within 14 days from the date hereof with the present officers and directors of the Company (the “Indemnity Agreements”) listed in Schedule 8.10 hereto (the “ D&O Indemnitees”) in respect of acts or omissions in the capacity of such persons as officers and directors, in each case, with respect to claims arising out of acts or omissions occurring at or prior to, and including the Closing, which Indemnity Agreements must be reasonably acceptable to Purchaser, and in any event may not cover claims in the aggregate that exceed the amount of the Run Off Policy, and (ii) unless and to the extent required by applicable Law, Purchaser will not amend, repeal or modify (and will procure that no successor of Purchaser will amend repeal or modify) such provisions in any manner that would adversely affect the rights thereunder of such persons.

(b)	In addition, until the Closing, the Company shall, subject to applicable Law, purchase a “tail” directors' and officers' liability insurance coverage (the “Run Off Policy”) from a reputable insurer and on terms and amounts no less favorable than those of such policy in effect on the date of this Agreement, which policy (i) has an effective insurance period of seven (7) years from the Closing Date, (ii) covers each of the natural persons who served as directors and/or officers and who were covered by the Company’s directors’ and officers’ liability insurance policy as of the date of this Agreement in respect of acts and/or omissions arising prior to the Closing Date and (iii) the cost of purchasing such Run Off Policy is no more than $300,000 (the amount actually used by the Company for this purpose being referred to herein as the “D&O Insurance Expenses”).

(c)	The provisions of this Section 8.10 shall survive the Closing and are (a) expressly intended to benefit each of the D&O Indemnitees, and (b) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

8.11.	No-Shop.

(a)	The Sellers and the Company acknowledge that Purchaser has spent and will continue to spend considerable time, and have incurred and will continue to incur substantial costs and expenses, in connection with the Transactions. Accordingly, and without derogating from their other obligations hereunder, the Sellers and the Company agree, severally and jointly, that, during the period commencing on the date hereof and continuing until the Expiration Date, they shall not, and shall cause their respective Affiliates, stockholders, directors, officers, employees, and other Representatives not to, directly or indirectly, (i) enter into or continue any discussions or negotiations with respect to, agree to, approve, recommend, or enter into any agreement or any understanding with respect to, or solicit, initiate, knowingly encourage, or facilitate the submission of any inquiries, proposals, or offers for, the acquisition (including, without limitation, by stock purchase, asset sale, merger, consolidation, or other business combination) by any person or entity (other than as contemplated by this Agreement), directly or indirectly, of any shares of capital stock or other equity interests in the Company or all or any portion of the assets or Company Indebtedness (other than its repayment), other than sales of products and services in the ordinary course of business (each, an “Alternative Transaction”), or (ii) furnish, or cause to be furnished, any information concerning the Company, its Affiliates, or their respective assets or liabilities, or allow access to the books, records, properties, or management of the Company or any of its Affiliates, to any person or entity with a view to, or in furtherance of, an Alternative Transaction. If the Sellers, Company or any of its Representatives, shall receive an indication of interest, term sheet, letter of intent, proposal, request for information, or any similar submission (whether written or oral), in each case in respect of an Alternative Transaction, the Sellers and the Company shall, immediately upon receipt thereof, subject to relevant Law as deliver written notice thereof (including a summary of terms and identity thereof) to Purchaser. Without derogating from the Sellers' liability for the above, the Company shall be liable for any and all breaches by Sellers (including its Affiliates, stockholders, directors, officers, employees, and other Representatives) of the terms set forth in this Section.

(b)	The Sellers and the Company acknowledge that this Section was a significant inducement for Purchaser to enter into this Agreement.

8.12.	Waiver and Release. Each Seller (on behalf of itself and on behalf of each of its (i) agents, trustees, beneficiaries, directors, officers (each in their capacity as such), and (ii) affiliates, subsidiaries, estate, successors and assigns) hereby waives and releases, effective as of and contingent upon the Closing, any and all rights, claims and causes of action assertable, in each case whether known or unknown, against any of the Group Companies and each of such Group Companies' respective directors, officers, employees, Representatives (each in their capacity as such) (each, a “Released Party”), including claims in respect of its ownership of any securities of the Company and any rights it may have under the Shareholders' Loans hereto but excluding claims (a) arising from any employment agreement, if such employment agreement was disclosed in Schedule 8.12(A) hereto; or (b) specified in Schedule 8.12(B) hereto. Any and all agreements between the Seller or its Affiliates, on the one hand, and the Company or its Affiliates, on the other hand, and any and all rights which Seller or its Affiliates may have under such agreements shall automatically terminate as of the Closing, except for (i) the matters specified in Schedule 8.12(B) hereto, (ii) employment agreements disclosed in Schedule 8.12(A) hereto, and (iii) the Shareholders' Loans, it being clarified that any and all rights of Sellers under the Shareholders' Loans shall, effective as of the Closing, be assigned to Purchaser pursuant to this Agreement.

8.13.	Tax Matters.

(a)	Purchaser shall cause the Group Companies to timely prepare and file all Tax Returns that are required to be filed (taking into account extensions) following the Closing Date, including taxable periods ending on or before the Closing Date (the “Pre-Closing Date Tax Returns”). Purchaser or the Group Companies shall duly and timely file such Pre-Closing Date Tax Return to the appropriate taxing authority and the Sellers shall reimburse Purchaser that amount equal to such Taxes of the Group Companies with respect to such Pre-Closing Tax Period.

(b)	The Sellers shall be responsible for and shall promptly pay when due all Taxes levied with respect to the Group Companies attributable to any Pre-Closing Tax Period. All Taxes levied with respect to the Group Companies in the case of any Straddle Period, shall be apportioned between Sellers and Purchaser as follows: (i) in the case of a Tax based upon or related to income or receipts, the amount of such Tax allocable to the Pre-Closing Tax Period shall be based on an “interim closing of the books” as of the close of business on the Closing Date (as though the Straddle Period had ended upon such interim closing for purposes of the Tax being imposed); and (ii) in the case of a Tax other than a Tax described in clause (i), including property taxes, the amount of such Tax allocable to the Pre-Closing Tax Period shall be on a per diem basis whereby the product of (x) the amount of such Tax for the entire Straddle Period, and (y) a fraction the numerator of which is the number of calendar days in the period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(c)	Purchaser and the Sellers shall retain or cause to be retained all Tax Returns and all books and records relating to Taxes of the Group Companies for all taxable periods beginning on or before the Closing Date until thirty (30) days after the expiration of the applicable statute of limitations for the Tax in question (and, to the extent notified by Purchaser or the Sellers, any waiver or extension thereof), and abide by all record retention agreements entered into with any Governmental Authority.

(d)	All Tax Sharing Agreements (if any) entered into by any of the Group Companies with any third party shall be terminated on or before the Closing Date. After the Closing Date, no third party shall have any right or obligations under any such Tax Sharing Agreement.

8.14.	SEC Compliant Financial Statements.

(a)	Commencing on the date hereof, the Company shall prepare and, to the extent permitted by Law, provide to Purchaser, as soon as practicable and in any event within 90 days prior to Closing, such financial or other information (including audited consolidated financial statements, interim financial statements and pro forma financial statements, all prepared in accordance with IFRS), as required by Purchaser to comply with applicable securities Laws (whether for ongoing reports or otherwise), including the delivery of such representations, comfort letters and consents from the Company’s independent accountants (who shall be PCAOB certified and which identity will be approved by Purchaser, which approval shall not be unreasonably withheld), in each case, as may be requested by Purchaser or its accountants (collectively, the “SEC Compliant Financial Statements”). The out-of-pocket expenses incurred by the Company in the preparation of such SEC Compliant Financial Statements, shall be borne by the Purchaser and shall not be considered Transaction Expenses. The provisions of the preceding sentence shall survive the termination of this Agreement.

(b)	The Company undertakes that the SEC Compliant Financial Statements shall be true and correct in all material respects.

8.15.	Asset Purchase Agreement. At Purchaser's request, the Parties shall work together in good faith to explore, and Sellers and the Company shall use best efforts to investigate, the possibility of converting this Agreement into an agreement under which the Purchaser would purchase all or substantially all of the assets of the Group Companies, under commercial terms that would leave the Parties in substantially the same economic condition as they will be at the Closing pursuant to the terms of this Agreement, in each case on such terms as shall be agreed to by the Parties.

8.16.	Litigation Support. Until the Expiration Date, in the event that, and for so long as, any party hereto is actively contesting or defending against any Legal Proceeding (other than Legal Proceeding between the parties hereof or their respective Affiliates or in connection with a dispute arising under this Agreement or the other Transaction Documents) in connection with any Transaction contemplated by this Agreement or the other Transaction Documents, the other Parties will cooperate, at their own expense, with such contesting or defending Party and its counsel in the contest or defense; provided, however, that, for the avoidance of doubt, the foregoing shall not require any party to take any such action(s) if (i) it may result in a waiver or breach of any attorney-client privilege or (ii) doing so would violate Law.

9.	Conditions to Closing

9.1.	Conditions to Obligations of Each Party. The obligation of each Party to complete the Transactions contemplated hereby is subject to the fulfillment or written waiver (at the sole discretion of each Party, which Party in the case of the Sellers and the Company shall be the Sellers' Representative), upon or prior to the Closing, of each of the following conditions:

(a)	No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits the sale of the Shares by the Sellers or the assignment of the Shareholders’ Loans or the other Transactions.

(b)	Governmental Approvals. The Purchaser, the Company and the Sellers, as applicable, shall have received the authorizations, consents, orders and approvals of the Antitrust Authorities and the Israeli Ministry of Communications and other material Governmental Authorization, if any, necessary to effect the Transactions (together, the "Governmental Approvals").

9.2.	Conditions to Obligations of the Company and Sellers. The obligation of the Company and each Seller to complete the Transactions contemplated hereby is subject to the fulfillment or written waiver (at the sole discretion of the Sellers' Representative), upon or prior to the Closing, of each of the following conditions:

(a)	Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct in all respects when made and in all material respects (except for those (i) made as of a specified date, which shall be true and correct in all respects as of such specified date), or (ii) heretofore qualified by any materiality standard, in which case, no duplicate standard of materiality shall be applied) as of the Closing.

(b)	Compliance with Agreements. The Purchaser shall have performed or complied with all covenants and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing, including delivery of all items set forth in Section 4.3.

(c)	Replacement of Bank Guarantees. At Closing, if and to the extent the Bank Guarantees are still required by the MOC as of Closing, the Purchaser shall have provided or cause to be provided bank guarantees to the benefit of the Israeli Ministry of Communication or otherwise obtain the release of the Bank Guarantees, in each case which terms and conditions shall be acceptable to the Israeli Ministry of Communication.

9.3.	Conditions to Obligations of Purchaser. The obligation of the Purchaser to complete the Transactions contemplated hereby is subject to the fulfillment or written waiver (at the sole discretion of the Purchaser), upon or prior to the Closing, of each of the following conditions:

(a)	Representations and Warranties of Sellers. The representations and warranties of the Sellers and the Company contained in (i) Sections 6.1, 6.2, 6.4(a), 7.1, 7.2, and 7.4 of this Agreement shall have been true and correct in all respects when made and as of the Closing and (ii) all other Sections of this Agreement shall have been true and correct in all respects, both when made and as of Closing (except for those made as of a specified date, which shall be true and correct in all respects as of such specified date), except to the extent that the failure of such representation and warranty to be so true and correct would not constitute a Material Adverse Effect.

(b)	Compliance with Agreements. The Sellers and the Company shall have performed or complied with all covenants and agreements required by this Agreement to be performed or complied with by the Sellers and the Company on or prior to Closing, including delivery of all items set forth in Section 4.2.

(c)	MAC Factor Event. Each of the MAC Factors is less than 50%.

(d)	Consents and Approvals. The Governmental Approvals shall have been obtained and do not contain or impose any Material Regulatory Restraint.

(e)	No Convertible Securities. Immediately prior to the Closing, all Company Stock Options (if any) and Call Options (and any other securities other than the Shares held by the Sellers) shall have been duly terminated or canceled.

(f)	Mizrahi Debt. Upon or prior to the Closing, the Company's debt to Bank Mizrahi LTD was repaid or the consent of Bank Mizrahi LTD to the change of control in the Company as per this Agreement was obtained.

9.4.	No Party may rely on the failure of any condition set forth in this Section 9, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

10.	Indemnification

10.1.	General. The representations and warranties of each of the Parties contained in this Agreement shall survive Closing and, effective as of the Closing, claims may be asserted with respect to the representations and warranties made by the Parties only to the extent permitted by this Section 10.

10.2.	Indemnification.

(a)	Subject to the limitations set forth in this Section 10, the Sellers (which, together with their respective successors and assigns, are sometimes referred to in this Section 10 as the indemnifying party/ies) shall, severally and jointly, indemnify, defend and hold

Purchaser and its directors, officers, employees, Affiliates (including, following the Closing, the Group Companies), agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all losses, liabilities, obligations, damages (including diminution in value), notices, actions, suits, proceedings, claims of any kind (including threats of legal proceedings), demands, assessments, judgments, costs, interest, penalties and expenses, including reasonable attorneys’ and other professionals’ fees and disbursements and all other reasonable fees or expenses paid in investigation, defense or settlement of any of the foregoing, whether arising out of claims by or on behalf of any party to this Agreement or any third party claims (individually, a “Loss” and, collectively, “Losses”) to the extent arising, suffered or incurred by any of the Purchaser Indemnified Parties or to which any of them may otherwise become subject (regardless of whether or not such Losses relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with the following matters (including any Legal Proceeding relating to the below clauses for the purpose of enforcing any of Purchaser Indemnified Parties rights under this Section 10):

(i)	any breach or inaccuracy of any of the representations and warranties made by the Sellers or the Company in this Agreement, in any certificate delivered pursuant hereto (including any Closing certificate) or in the other Transaction Documents (other than the Specified Representations);

(ii)	any breach or inaccuracy of any of the Specified Representations as well as any inaccuracy contained in the Closing Statement (excluding the Closing EBITDA);

(iii)	any breach of any of the Company’s or the Sellers' Representative or Sellers’ covenants or agreements in this Agreement or in any certificate delivered pursuant to this Agreement or in any of the Transaction Documents;

(iv)	any claim by (A) a current or former holder of share capital of the Company or any rights or options therein, or (B) any other Person or entity, seeking to assert, or based upon, ownership or rights to ownership of any shares of the Company capital stock or of any of its Subsidiaries or that he, she or it is entitled to any consideration pursuant to this Agreement and/or any Transactions, including any portion of the Purchase Price that is not listed in Schedule A or any appraisal claim;

(v)	any and all Taxes attributable to any Pre-Closing Tax Period;

(vi)	The matters set forth on Schedule 10.2(a)(vi) hereto (collectively, "Basic Indemnity Matters");

(vii)	The matters set forth on Schedule 10.2(a)(vii) hereto ("Special Indemnity Matters"); and

(viii)	any amounts paid by the Group Companies following Closing on account of the Current Accounts Payable, within 24 months from the Closing.

(b)	The representations, warranties, covenants and obligations of the Company and Sellers, and the rights and remedies that may be exercised by the Purchaser Indemnified Parties, shall not be limited or otherwise affected by or as a result of either (i) any waiver of Closing conditions by Purchaser or any of its Representatives, or (ii) any information furnished to, or any investigation made by or knowledge of, any of the Purchaser Indemnified Parties.

(c)	Sellers and the Company acknowledge and agree that, if the Group Companies suffers, incurs or otherwise become subject to any Losses as a result of or in connection with any incompleteness of, inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of its rights as an Purchaser Indemnified Parties) Purchaser shall also be deemed, by virtue of its direct or indirect ownership of the shares of the Company, to have incurred Losses as a result of and in connection with such incompleteness, inaccuracy or breach.

10.3.	Indemnification Procedures – Direct Claims.

(a)	Any Purchaser Indemnified Party who believes it is entitled to indemnification pursuant to Section 10.2 may make an indemnification claim by delivering a claim certificate to the Sellers’ Representative (in each case, a “Claim Certificate”), which Claim Certificate shall: (i) to the extent reasonably capable of estimation, a good faith estimate of the amount of Losses such Purchaser Indemnified Party claims to have so incurred or suffered or reasonably believes in good faith it may incur or suffer and the Purchaser Indemnified Party may update such estimate from time to time by written notice; and (ii) specify in reasonable detail (based upon the information then possessed by the Purchaser Indemnified Party) the nature of the claim for which indemnification is being sought. The sole and exclusive remedy for any defective Claim Certificate shall be a demand for cure of such defect and delivery of a conforming certificate.

(b)	In the event that the Sellers’ Representative shall object to the indemnification of a Purchaser Indemnified Party in respect of any claim or claims specified in any Claim Certificate, it shall, within twenty (20) calendar days after receipt of such Claim Certificate, deliver a notice to such effect, specifying in reasonable detail the basis for such objection, and shall, within the twenty (20) day period beginning on the date of receipt by the Purchaser Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If they shall succeed in reaching agreement on their respective rights with respect to any of such claims, Purchaser and the Sellers’ Representative shall promptly prepare and sign a memorandum setting forth such agreement. Should they be unable to agree as to any particular item or items or amount or amounts within such time period, then the Purchaser Indemnified Party shall be permitted to submit such dispute to the courts as set forth in Section 12.4. Claims for Losses specified in any Claim Certificate to which there is no objection in writing by the applicable Party within twenty (20) days of receipt of such Claim Certificate shall be deemed final and binding.

10.4.	Indemnification Procedures – Third Party Claims.

(a)	In the event that any Legal Proceedings shall be instituted by a third party against any Purchaser Indemnified Party (an “Indemnification Claim”), and if such Purchaser Indemnified Party (sometimes referred to herein as the "indemnified party") intends to seek indemnity with respect thereto under Section 10.2 above, the indemnified party shall promptly cause written notice of the assertion of such Indemnification Claim of which it has knowledge which is covered by this indemnity to be forwarded to the Sellers’ Representative (the “Third Party Claim Notice”); provided, that the failure to so notify shall not relieve the Sellers of their indemnity obligations hereunder, except, and solely to the extent, that such failure actually and materially prejudiced the defense of such Legal Proceedings. The sole and exclusive remedy for any defective Third Party Claim Notice shall be a demand for cure of such defect and delivery of a conforming certificate.

(b)	The Sellers' Representative (acting on behalf of the indemnifying parties) shall have the right, at its sole option and expense, to (i) be represented in the defense of such Indemnification Claim by counsel of its choice, which must be reasonably satisfactory to the Purchaser Indemnified Party, and (ii) to assume the defense of any Indemnification Claim which relates to any Losses indemnified against hereunder; provided, in the case of (ii) herein, that it shall, within 14 days following receipt of the Third Party Claim Notice, notify the Purchaser Indemnified Party of its intent to assume the defense and that it irrevocably agrees that any and all indemnifiable Losses incurred in connection with such Indemnification Claim shall be recoverable.

(c)	Notwithstanding the foregoing, the Sellers’ Representative shall not be entitled to assume the defense of any Indemnification Claim which involves a claim (i) that, in the reasonable judgment of Purchaser, would result in Losses in excess of the then available, if any, Holdback Amount (if such claim is subject to the Holdback Amount) or any other claim that seeks monetary damages the amount of which would reasonably be expected to exceed any limitation on the amount of Losses that may be recovered under this Section 10 (after satisfaction of other pending indemnity claims), (ii) involving criminal liability, a claim by Governmental Authority, or in which injunction or other equitable relief is sought against any Purchaser Indemnified Party, (iii) that has been brought by or on behalf of any customer or supplier of any Purchaser Indemnified Party with respect to such customer or supplier relationship, or (iv) that, in the reasonable judgment of Purchaser, would create a conflict of interest by the indemnifying parties.

(d)	If the Sellers’ Representative elects not to assume the defense of any Indemnification Claim (or is not entitled to do so because it failed to timely notify the indemnified party of such assumption, because Purchaser invoked its right to assume the defense under clause (c) above, or because it failed to diligently pursue such defense), the indemnified party may assume and control the defense against, negotiate, settle or otherwise deal with such Indemnification Claim (subject to subsection (h) below).

(e)	If the Sellers’ Representative shall assume the defense of any Indemnification Claim, the indemnified party may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that (A) with the expenses of such separate counsel to the indemnified party shall be borne by the indemnifying party if, (i) the indemnified party was requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Indemnification Claim, and (B) the Sellers’ Representative shall be required to consult regularly with the indemnified party and its counsel regarding the direction of the defense of such Indemnity Claim.

(f)	The Parties agree to cooperate fully with (and keep reasonably informed) each other in connection with the defense, negotiation or settlement of any Indemnification Claim.

(g)	Notwithstanding anything in this Section 10.4 to the contrary, the Sellers’ Representative shall not, without the written consent of the Purchaser Indemnified Parties (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment or otherwise act as agent or make statements or commitments on behalf of the Company or any Purchaser Indemnified Parties, provided, however, that solely with respect to monetary settlements (i.e. where the sole remedy is the payment of funds by the Sellers) with full and irrevocable release of the Purchaser Indemnified Parties proposed by the Sellers Representative to the Purchaser, if the relevant Purchaser Indemnified Parties withholds its consent to such settlement, then indemnified Losses in excess of such proposed settlement, will be borne by the Purchaser Indemnified Parties, and any payments incurred up to the amount of the proposed settlement, shall be borne by the Sellers.

(h)	Assumption by the Purchaser Indemnified Parties of control of any defense, compromise, or settlement of an Indemnity Claim shall not be deemed a waiver by it of its right to indemnification hereunder nor shall the settlement or compromise of any such claim without the prior written consent of the Sellers’ Representative to such settlement or compromise (as long as consent shall not be unreasonably withheld, conditioned or delayed) serve as evidence of either (A) that the Indemnity Claim is indemnifiable hereunder or (B) the amount of indemnifiable Losses incurred by the Purchaser Indemnified Parties in connection with such claim; provided however that if the Sellers' Representative shall have (i) notified (on behalf of Sellers) the Purchaser Indemnified Party that it irrevocably agrees that any and all indemnifiable Losses incurred in connection with such Indemnification Claim shall be recoverable from

Sellers, and (ii) provided such indemnified party reasonable assurance of the ongoing payment of all expenses (including attorney fees) incurred by Purchaser, then the indemnified party shall not settle or compromise any such claim without the prior written consent of the Sellers’ Representative (not be unreasonably withheld, conditioned or delayed).

(i)	After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the indemnified party shall forward to the Sellers’ Representative notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter (it being clarified that nothing in the foregoing shall be deemed to derogate from Sellers' undertaking to pay (by wire transfer of immediately available funds) promptly, and in any event no later than seven (7) Business Days, following receipt from a Purchaser Indemnified Party of a bill, together with all accompanying reasonably detailed back-up documentation, all, for an indemnifable Loss pursuant to this Section 10.

10.5.	Limitations on Indemnification.

(a)	Notwithstanding anything herein to the contrary, Purchaser must deliver a Claim Certificate or Third Party Claim Notice, as applicable, to the Sellers’ Representative of any claim for indemnification under (i) Section 10.2(a)(i) - prior to the expiration of the twenty four (24) month anniversary of the Closing Date and (ii) Section 10.2(a)(ii) - prior to the expiration of 60 days following the expiration of the applicable statute of limitation. Except in the case of fraud or willful misrepresentation, any such indemnity claims not made by Purchaser on or prior to such dates will be irrevocably and unconditionally released and waived.

(b)	Notwithstanding anything herein to the contrary, except in the case of fraud or willful misrepresentation or, the Sellers shall not have any indemnification obligations for Losses under Section 10.2(a)(i), unless and until the aggregate amount of all Losses indemnifable hereunder is equal to or exceeds NIS Six Million (NIS 6,000,000) (the “Basket”), in which case the Purchaser Indemnified Parties shall be entitled to the entire amount of such Losses (from the first dollar of Losses) and not just the amount of Losses that exceed the Basket.

(c)	Except in the case of fraud, willful misrepresentation, the Special Indemnity Matters, Section 10.02(a)(v) or an intentional breach of Section 8.7(a), in no event shall the aggregate indemnification to be paid by the Sellers under: (i) Sections 10.2(a)(i), 10.2(a)(viii) and the Basic Indemnity Matters exceed the Holdback Amount (the "Basic Indemnity Cap"), (ii) Sections 10.2(a)(ii) and 10.2(a)(iv) exceed 100% of the Purchase Price (the "Purchase Price Indemnity Cap"), (iii) Section 10.02(a)(iii) exceed 150% of the Purchase Price (the "Increased Indemnity Cap"; and each of the aforesaid Indemnity Caps being referred to as an "Indemnity Cap").

(d)	Notwithstanding anything herein to the contrary, no Seller shall be liable for any amount in excess of such Seller's Pro Rata Share of the applicable Indemnity Cap other than, with respect to each Seller, any fraud or intentional breach by such Seller.

(e)	Notwithstanding anything herein to the contrary, no Seller shall be liable for a Loss suffered by a Purchaser Indemnified Party resulting from a breach of a covenant or representation and warranty of another Seller, other than (in the aggregate), up to the Holdback Amount.

(f)	Notwithstanding anything herein to the contrary, all Losses indemnifiable hereunder shall be reduced by any insurance proceeds (net of deductibles and increase in premiums) actually received by the Purchaser Indemnified Parties from any insurance policy of the Group Companies existing and in effect as of and through the Closing (excluding any renewal of any such insurance policy by after the Closing) in connection with the Loss which forms the basis of the claim for indemnification hereunder by such indemnified parties; provided, however, that no Purchaser Indemnified Party shall have any obligation to make or submit any claim to any insurance provider.

(g)	For purposes of this Section 10, in determining (i) the amount of Losses suffered as a result of a breach of any representation or warranty or covenant of the Company or Sellers, any qualifications in the representations, warranties and covenants with respect to a “Material Adverse Effect,” “materiality,” “material,” “in all material respects” or similar terms shall be disregarded and (ii) whether a breach of any representation or warranty or covenants of the Company or Sellers exists, any qualifications in the representations, warranties and covenants with respect to a “Material Adverse Effect” shall be replaced with "material" or “in all material respects”, as the context requires.

(h)	Purchaser acknowledges that in case that a breach of Section 6.7 is due to a breach by Purchaser of its representations under Section 5, then the Losses resulting therefrom, shall not be indemnifiable hereunder.

10.6.	Tax Treatment. The Parties agree to treat for income Tax purposes any indemnity payment made pursuant to this Agreement as an adjustment to the Purchase Price for Tax purposes.

10.7.	No Special Losses. Notwithstanding anything herein to the contrary, no Party shall, in any event, be liable to any other Person for any indirect and speculative, special or punitive damages of such other Person (except that, in respect of any of the foregoing, damages awarded by a final non-appealable decision of a competent court/arbitrator or other authority having jurisdiction to a third party as part of an Indemnity Claim pursuant to Section 10.4 shall be indemnifiable hereunder).

10.8.	Nature of Loss. Any indemnification due by the Sellers shall be calculated taking into account the effect of any Tax benefit actually realized by relevant Purchaser Indemnified Party after Closing and resulting from the Tax deductibility of the relevant Loss. For purposes hereof, a Tax benefit will only exist to the extent that it results in, or with commercially reasonable steps capable of being taken (but without any obligation to do so) by the Purchaser Indemnified Party, as to result in, a refund of or actual reduction in Tax with respect to the taxable period in which indemnification claim is paid, or on any Tax Return with respect thereto.

10.9.	Off-Set; Source of Payment. Subject to the limitations set forth in Section 10.5, and only up to the Holdback Amount, to the extent that the Purchaser or any other Purchaser Indemnified Party is entitled to any payment from the Sellers under this Section 10, while a claim for indemnification is pending and not yet finally resolved, then the Purchaser shall be entitled to withhold such amount from any payment due or payable to the Sellers in accordance with this Agreement or the other Transaction Documents until such time that the applicable indemnity claim is finally resolved; provided, however, that the Purchaser shall first send Indemnity claim to the Seller Representative, and if such claim is not paid in cash within 5 Business Days then the Purchaser Indemnified Party shall proceed first by withholding an amount in Conversion Shares the value of which shall be (based on the market price at the time of claim) the amount of the claim; provided further that if at any time the amount of the claim is higher than the value of the said shares then Purchaser may withhold such additional amount but subject at all times to the Holdback Amount and to the right of the Seller Indemnified Parties, at any time, to pay such claim in cash (or if the indemnity claim is not yet resolved, deposit in escrow until resolved in accordance with this Agreement) against the release of the relevant Conversion Shares (or the rights thereto), and Seller will be entitled to require the release of shares should the value exceed the sum of the claim.

10.10.	No Double Counting. In the event that a particular matter entitles an indemnified party to indemnification pursuant to more than one clause of this Section 10, such indemnified party shall be entitled to recover a particular dollar amount of Losses associated with such matter only once and in no event shall an indemnified party be entitled to recover an aggregate amount exceeding the amount of such Losses. For the avoidance of doubt, in such event that a particular matter entitles an indemnified party to indemnification pursuant to more than one clause of this Section 10, such indemnified party may institute a claim for indemnification hereunder based on any or all such provisions.

10.11.	Exclusive Remedy. From and after the Closing, except in the case of fraud or willful misrepresentation, the sole and exclusive remedy to the Purchaser under any theory of liability or claim (whether in contract, equity, strict liability, tort or otherwise) for any breach or inaccuracy, or alleged breach or inaccuracy, of any representation or warranty by the Sellers or the Company in this Agreement or any covenant or agreement to be performed on or prior to the Closing Date, shall be indemnification in accordance with this Section 10. Notwithstanding the above, each Purchaser Indemnified Party shall be (a) entitled to seek injunctive relief to enjoin the breach, or threatened breach, of any provision of this Agreement, and (b) entitled to seek the equitable remedy of specific performance in connection with this Agreement.

10.12.	Purchaser Indemnity.

(a)	From and after the Closing, the Purchaser shall, indemnify, defend and hold Sellers and their directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) harmless from and against any and all Losses (as defined in Section 10.2(a)) to the extent, suffered or incurred by any of the Seller Indemnified Parties or to which any of them may otherwise become subject (regardless of whether or not such Losses relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with the following matters (including any Legal Proceeding relating to the below clauses for the purpose of enforcing any of Seller Indemnified Parties rights under this Section 10):

(i)	any breach or inaccuracy of any of the representations and warranties made by the Purchaser in this Agreement, in any certificate delivered pursuant hereto or in the other Transaction Documents; and

(ii)	any breach of any of the Purchaser's covenants or agreements in this Agreement or in any certificate delivered pursuant to this Agreement or in any of the Transaction Documents;

(b)	The provisions and procedures regarding the indemnification by the Sellers set out in Sections 10.1-10.11 above shall apply to the indemnity undertaking of Purchaser in this Section 10.12, mutatis mutandis, except as follows:

(i)	Sections 10.2(a), 10.4(c), 10.4(h) and 10.9 shall not apply; and

(ii)	Any claim for indemnification under Section 10.12(a)(i), except for breaches of Sections 5.2 and 5.8 (for which the indemnification period shall expire 60 days following the expiration of the applicable statute of limitation) must be made prior to the expiration of the twenty four (24) month anniversary of the Closing Date.

11.	Termination

11.1.	Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a)	At the election of the Sellers’ Representative or Purchaser on or after November 3, 2016 (the "Cut-Off Date"), if the Closing shall not have occurred by the close of business on such date; provided that the terminating party may not terminate this Agreement pursuant to this clause if such Party’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

(b)	by the Purchaser if the Company or the Sellers or the Sellers’ Representative shall have (i) breached any representation, warranty, covenant or agreement contained in this Agreement], such that the closing conditions set forth in Section 9.1 or 9.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within 10 Business Days following receipt by such Party of written notice of such breach; or (ii) breach of any provision of Section 8.3 by the Company and such breach shall not have been cured within 10 Business Days following receipt by Company of written notice of such breach;

(c)	by the Sellers’ Representatives if the Purchaser shall have breached any representation, warranty, covenant or agreement contained in this Agreement, such that the closing conditions set forth in Section 9.1 or 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within 10 Business Days following receipt by such Party of written notice of such breach;

(d)	by mutual written consent of the Sellers’ Representative and Purchaser; or

(e)	by the Sellers’ Representative or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions contemplated hereby.

11.2.	Procedure upon Termination. In the event of termination by Purchaser or Sellers’ Representative, or both, pursuant to Section 11.1 above, written notice thereof shall be given to the other Parties, and this Agreement shall terminate, and other than as set forth in Section Error! Reference source not found. above, the Transactions shall be abandoned, without further action by Purchaser or Sellers.

11.3.	Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 11.1, then each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser, the Company or any Seller; provided, that no such termination shall relieve any Party hereto from liability for any material breach of this Agreement and, provided, further, that the rights and obligations of the parties set forth in Sections 8.3, 8.8, 8.9, 11 and 12 hereof shall survive any such termination and shall be enforceable hereunder.

12.	Miscellaneous.

12.1.	Taxes. All transfer Taxes of any nature, including VAT, applicable to, or resulting from, the Transactions contemplated by this Agreement shall be borne by Purchaser. Notwithstanding the above, in connection with the VAT (if any) to be paid on the fixed deferred amount payable to the Sellers in connection with the Convertible Shares, if and to the extent the Purchaser is not credited by the ITA for such VAT, the Sellers shall pay an amount equal to 50% of such non-credited VAT amount.

12.2.	Expenses. Except as otherwise provided in this Agreement, the expenses incurred by any Party in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, including fees for legal and investment banking services shall be paid by the party incurring such costs and expenses, except that, prior to Closing, the Company may bear all such expenses incurred by Sellers, if and to the extent included as Transaction Expenses.

12.3.	Sellers’ Representative.

(a)	Each Seller hereby irrevocably appoints Mr. Michael Golan (the “Sellers’ Representative”) (and by the execution of this Agreement as the Sellers’ Representative, Mr. Michael Golan hereby accept of his appointment) as such Seller’s representative, attorney-in-fact and agent, with full power of substitution to act in the name, place and stead of such Seller with respect to the transfer of such Seller’s Shares and Shareholders’ Loans in accordance with the terms and provisions of this Agreement and the other Transaction Documents, and to act on behalf of such Seller in any amendment of or litigation or arbitration involving this Agreement and the other Transaction Documents and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Sellers’ Representative shall deem necessary or appropriate in conjunction with any of the Transactions contemplated by this Agreement and the other Transaction Documents, including the power:

(i)	to take all action necessary or desirable in connection with the waiver of any condition to the obligations of the Sellers to consummate the Transactions contemplated by this Agreement and the other Transaction Documents;

(ii)	to negotiate and execute all ancillary agreements, statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to given in connection with the consummation of the Transactions (it being understood that such Seller shall execute any such documents which the Sellers’ Representative agrees to execute);

(iii)	to terminate this Agreement if the Sellers are entitled to do so;

(iv)	to give and receive all notices and communications to be given or received under this Agreement and the other Transaction Documents and to receive service of process in connection with the any claims under this Agreement and the other Transaction Documents, including service of process in connection with any Legal Proceedings relating hereto or thereto;

(v)	to take all actions which under this Agreement and the other Transaction Documents may be taken by the Sellers and to do or refrain from doing any further act or deed on behalf of the Seller which the Sellers’ Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement and the other Transaction Documents as fully and completely as such Seller could do if personally present;

(vi)	authorize delivery to Purchaser Indemnified Parties of the applicable portion of the Purchase Price, Holdback Amount or supplemental indemnification amounts, if any, in satisfaction of claims by them, object to such deliveries, and agree to, negotiate, defend, resolve, enter into settlements and compromises of, any suit, proceeding, claim or dispute under this Agreement or the other Transaction Documents on behalf of the Sellers and comply with orders of courts and awards of arbitrators with respect to such claims; and

(vii)	to take all actions necessary or appropriate in the judgment of the Sellerrs’ Representative for the accomplishment of any or all of the foregoing.

(b)	If Mr. Michael Golan becomes unable to serve as Sellers’ Representative, including if he is no longer a resident of Israel, such other Person or Persons with an Israeli address as may be designated by the holders of a majority of the Pro Rata Share (the “Majority Holders”) and notified to the Purchaser in writing upon not less than fifteen (15) days’ prior written notice, shall succeed as the Sellers’ Representative.

(c)	The Sellers’ Representative shall not be liable to any Seller for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement, except in the case of its willful misconduct (which shall be deemed not to exist if the Sellers’ Representative acted in good faith). The Sellers’ Representative may consult with legal counsel, independent public accountants and other experts and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants or experts. The Sellers’ Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement. The Sellers shall, severally and not jointly, indemnify, defend and hold the Sellers’ Representative harmless against any Losses that may be incurred as such Losses are incurred by the Sellers’ Representative and arising out of or in connection with the acceptance or administration of the Sellers’ Representatives duties hereunder. The Sellers shall be responsible for, and shall reimburse the Sellers’ Representative, upon demand, for, all reasonable expenses, disbursements and advances incurred or made by the Sellers’ Representative in accordance with any of the provisions of this Agreement.

(d)	Any and all decisions, acts, consents or instructions made or given by the Sellerrs’ Representative in connection with this Agreement or the Transaction Documents shall constitute a decision of all the Sellers and shall be final, binding and conclusive upon each and every Seller, and the Purchaser shall be entitled to rely upon any such decision, act, consent or instruction of the Sellers’ Representative.

(e)	Without duplicating or adding to the undertakings of any Seller hereunder, the Sellers’ Representative, in his capacity as Sellers' Representative, shall treat confidentially and, subject to any applicable Law, not disclose any nonpublic information from or about the Group Companies or Purchaser to anyone (except on a need to know basis to individuals (identified to the Company and Purchaser in writing in advance) who agree in writing to, or are bound by, confidentially.

12.4.	Governing Law; Jurisdiction. This Agreement and any dispute arising herefrom shall be governed exclusively by and construed solely according to the internal laws of the State of Israel, without regard or giving effect to the conflict of laws or choice of law provisions thereof or of any other jurisdiction. Each of the Parties hereby expressly and irrevocably submits to the exclusive jurisdiction of the appropriate court in Tel-Aviv, Israel. SUCH COURTS SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY TO THIS AGREEMENT IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 12.8 BELOW. NOTHING IN THIS AGREEMENT SHALL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. It is hereby clarified that Purchaser may commence any legal proceeding in any other court, solely for the purpose of enforcing an order or judgment issued by the Israeli courts.

12.5.	Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties. No Party may sell, assign, transfer or otherwise convey any of its rights or duties under this Agreement. Notwithstanding the foregoing, Purchaser may assign its rights, interests and obligations hereunder to any of its Affiliates; provided that it remains jointly and severally liable, together with such assignee for all obligations hereunder and in connection with any Transaction Document.

12.6.	Third Party Beneficiaries. Except as expressly set forth herein, this Agreement is for the sole benefit of the Parties hereto and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and permitted assigns, any legal or equitable rights hereunder.

12.7.	Entire Agreement. This Agreement and the Schedules and Exhibits hereto constitute the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof, and supersede and preempt all prior understandings, agreements, undertakings and representations by or between the Parties, written or oral, with respect to the subject matter hereof and thereof.

12.8.	Notices. All notices, requests and other communications required or permitted hereunder to be given to a Party shall be in writing and shall be delivered by courier or other means of personal service, or sent by email or mailed first class, postage prepaid, by certified mail, return receipt requested, in all cases, addressed to such Party’s address as set forth below or at such other address as a Party shall have furnished to the other Party in writing in accordance with this provision:

if to the Company prior to Closing:	Golan Telecom Ltd 98 Igal Alon Tel Aviv Attn: Michael Golan E-Mail: mgolan@golantelecom.co.il with a copy to (which shall not constitute notice):

If to any Seller or the Sellers' Representative, to the Sellers' Representative:	Michael Golan Golan Telecom Ltd 98 Igal Alon Tel Aviv E-mail: boukomichael@gmail.com

With a copy to (which shall not constitute notice):	Gornitzky & Co. 45 Rothschild Blvd. Tel Aviv, Israel Fax: 03-5606555 Attn: Chaim Friedland, Adv.

If to the Purchaser (and, after Closing, the Company):	Cellcom Israel Ltd 10 Hagavish st., Netania Attn: Liat Menahemi Fax: 09-8607986

with a copy to (which shall not constitute notice):	Goldfrarb, Seligman & Co. Ampa Tower 98 Igal Alon St. Tel Aviv Attn: Nechama Brin, Adv, Ido Zemach, Adv. Fax: 03-6089909

Any notice sent in accordance with this Section shall be effective: (i) if mailed, seven days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via email, upon delivery. However, if any communication would otherwise become effective on a non-Business Day or after 6 p.m. on a Business Day, it shall instead become effective at 9 a.m. on the next Business Day.

12.9.	Amendment and Waiver. Any term of this Agreement may be amended only with the written consent of the Purchaser and the Sellers’ Representative.

12.10.	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable under applicable law, then such provision shall be excluded from this Agreement and the validity, legality and enforceability of the remainder of this Agreement and the remaining provisions shall not in any way be affected or impaired thereby (unless the exclusion of such provision materially undermines the purpose and intent of the Parties, in which case this Agreement shall be null and void); provided, however, that in such event, this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

12.11.	Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the Parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

12.12.	Existing Purchaser-Company Contracts. Except as set forth in Section 8.3 hereof, nothing in this Agreement (including the Schedules hereof) shall be construed as a modification of any existing Contracts between the Purchaser Group and the Group Companies nor be deemed as any representation or warranty by them regarding such Contracts or any disputes arising therefrom.

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IN WITNESS WHEREOF the Parties have signed this Agreement as of the date first hereinabove set forth.

Schedule 1.5

Definitions

Active Subscribers

means, with respect to a specified date, the average between: (a) the number of Sim cards that were active in the VLR during the preceding 90 days, and (b) the number of subscribers who were billed by the Company during the preceding 90 days.

Adjusted Accounts Payable	means, on the Closing Date, accounts payable by the Group Companies to suppliers (other than Purchaser), that are due for more than 90 days from the end of the month in which the relevant invoice was issued (current + 90), excluding accounts payable by the Group Companies to (i) Powerwave; (ii) all Israeli ILDs ("Current Account Payables").
Adjusted Prepaid Payable	means, in case the Closing Date occurs before the date of the operational change in the Company relating to Company's obligation to charge the package flat rate postpaid rather than prepaid, the amount before VAT to be collected for the calendar month in which the Closing Date falls regarding monthly package flat rate, net of (a) promotions,(b) out-of-package, above-package, (c) SIM revenues, and (d) other items, which are not impacted by the operational change in the above Company obligation.
Adjusted Purchaser Payable	means all sums (excluding the National Roaming Gap) that, as of the Closing Date, are due to the Purchaser from the Group Companies but are scheduled to be payable following the Closing.
Affiliate	means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
Antitrust Condition	means the valid approval, consent, waiver, license, order, permit, ruling, authorization or clearance in relation to the sale of the Shares and, to the extent required, the other Transactions, from the Israel Antitrust Authority (the “Antitrust Authorities”).
Bank Guarantees	means those bank guarantees delivered by the Company for the benefit of the Israeli Ministry of Communication, in the aggregate principle amount of NIS 95,000,000, as set forth in Schedule 7.3
Benefit Plans	means each employee benefit plan and each equity based compensation, incentive, bonus, profit sharing, savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement or fringe benefit plan or program maintained by the Group Companies or to which they contribute (or have any obligation to contribute) or have or could have any liability or are a party.
Business Day	means any day other than a Friday, Saturday or a day on which the banking institutions in Israel are required to be closed due to applicable Law or a Governmental Authority Order.

Call Options	means as set forth in Schedule 6.4.
Cash and Cash Equivalents	means cash and cash equivalents in accordance with GAAP, including the restricted deposit collateral securing Bank Guarantees and loans from Bank Mizrahi-Tefahot, in the Company's account there, Branch 61, the balance of which stands at NIS 36,000,000 as of the date hereof.
Closing Date	means the date on which Closing shall occur.
Company Debt	means, without duplication, the Indebtedness of the Company and the Subsidiaries as of the specified date, including the MOC Payment, minus the Cash and Cash Equivalents as of the relevant date.
Confidentiality Agreement	means that Confidentiality Agreement, dated [ ].
Confidential Information	means, with respect to any Person, such Person's proprietary or personal information except to the extent that such information can be shown to have been (i) known prior to disclosure by such Person on a non-confidential basis by the recipient, or (ii) in the public domain other than by breach of this Agreement by the recipient or (iii) later acquired by such recipient from sources, other than the disclosing Person, not bound by any confidentiality obligation to the disclosing Person with respect to such information.
Contract	means any (written or oral) contract, indenture, note, bond, lease, commitment or other agreement.
EBITDA	means the earnings before interest, tax, depreciation and amortization of the Company, on a consolidated basis, for the specified period, determined in accordance with GAAP as consistently applied by the Company.
Electronic Dataroom	means the data room maintained by Purchaser at Intralinks.com.
Environmental Law	means any foreign, federal, state or local statute, regulation, ordinance, rule of common law or other legal requirement relating to the protection of human health and safety, the environment (including ambient air, soil, surface water or groundwater, or subsurface strata) or natural resources.
GAAP	means generally accepted accounting principles in the State of Israel as of the date hereof.
Governmental Authority	means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
Group Companies	means the Company and the Subsidiaries.
Holdback Amount	means NIS 117 Million
Indebtedness	of any Person means, as of any specified date, the amount equal to the sum (without duplication), of the following obligations (whether or not then due and payable or with recourse or not): (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (iii) all obligations of the type referred to in clauses (i) and (ii) of other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; (iv) obligations under capital leases; (v) interest (including default interest), premiums, penalties, breakage fees and other amounts owing in respect of the items described in the foregoing clauses (i) through (iv); and (vi) all obligations of the type referred to in clauses (i) through (iv) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person)].
Intellectual Property	means all intellectual property rights [used by the Company and the Subsidiaries arising from or in respect of the following: (i) all patents and applications therefor, (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, and (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights].
Key Employees	means as set forth (without specifying the identities thereof) in Schedule 7.13.
Knowledge	means (a) with respect to a Seller, the actual knowledge and the knowledge after reasonable inquiry of such Seller, (b) with respect to Purchaser, the actual knowledge and the knowledge after reasonable inquiry of the CEO, CFO and General Counsel of Purchaser, and (c) with respect to the Company, the actual knowledge and the knowledge after reasonable inquiry of those Persons identified on Schedule B.
Law(s)	means any domestic or foreign law, statute, code, ordinance, rule or regulation, including any principle of common law, Order, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
Legal Proceedings	means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Authority.
Liability	means any debt, liability or obligation, and including all costs and expenses relating thereto, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.
Lien	means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, preemptive or similar rights, easement, servitude or similar restrictions, including any restriction on voting, transfer, receipt of income or exercise of any other attribute of ownership.
Permitted Liens	mean (i) statutory liens for Taxes that are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed, if any, in Schedule [7.9], (ii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented and are disclosed in Schedule [ ], (iii) statutory or common law liens in favor of warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies, and [(iv) immaterial liens incurred in the ordinary course of business which do not impair use of the related asset as presently used in the business of the Company and its Subsidiaries].
material	means to include material, on individual or aggregate basis (such as a series of immaterial recurring or related events that, in the aggregate, are material).
Material Adverse Effect	means any event, circumstance, development, condition, state of facts, occurrence, change or effect (each, an "Effect") that, individually or together with any other Effect (a) is or would reasonably be expected to, either individually or in the aggregate, to have a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries (taken as a whole) or (b) is or would reasonably be expected to, either individually or in the aggregate, to prevent, materially alter or materially delay the ability of the Company or the Sellers to consummate the Transactions contemplated by this Agreement, other than, with respect to clause (a), an effect resulting from any one or more of the following (except, in each case, to the extent any such effect disproportionately affects the Company or its business as compared to similarly situated companies or businesses): (i) the effect of any change in the Israel or foreign economies or securities, financial, or communication (including telephony (mobile or fixed), TV, and internet) markets in general; (ii) the effect of any change that generally affects the industry in which the Company or any of its Subsidiaries operates; (iii) the effect of any change arising as a result of earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof (but not the actual damage or loss resulting therefrom) (iv) the effect of any changes in applicable Laws or accounting rules; or (v) the effect of any action taken by the Company at the express written request of Purchaser.
MOC Condition	means the valid approval, consent, waiver, license, order, permit, ruling, authorization or clearance in relation to the sale of the Shares and, to the extent required, the other Transactions (including with respect to the Convertible Note), from the Israeli Ministry of Communication.
MOC License	[means the General License for the provision of Cellular Services ('Rishion Ratan') issued by the Israeli Ministry of Communication to the Company.]
MOC Payment	means the sum payable to the Israeli Ministry of Communication in the event of a change of control pursuant to Section 21.2 of the MOC License. Such sum shall be reduced if and to the extent that Purchaser has received, prior to Closing, a valid written approval from the Israeli Ministry of Communication, in form and substance reasonably satisfactory to Purchaser, to the effect that the Israeli Ministry of Communication had reduced the MOC Payment.
NRA	means the National Roaming Agreement, dated October 6, 2011, as amended from time to time, including by the May 25, 2014 and September 21, 2014 letters.
NSAs	mean (i) the IRU Agreement, dated December __, 2013, and (ii) the Network Sharing Agreement, dated May 25, 2014, both as amended and updated from time to time.
Order	means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

Ordinary course or ordinary course of business	means a course of action that (a) is consistent in nature, scope and magnitude with the past practices of a Person and is taken in the ordinary course of the normal, day-to-day operations of such Person, (b) does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority), and (c) is substantially similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of similarly situated business as such Person.
Permit	means any approvals, authorizations, consents, licenses, permits or certificates.
Person	means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.
Pro Rata Share	the percentage that reflects the portion out of the Purchase Price payable to the applicable Seller pursuant to their share
Purchase Price	means NIS 1,170,000,000 (NIS one billion, one hundred and seventy million), consisting of: (i) NIS 316,679,990 for the Shareholder Loans; (ii) and the balance for the Shares.
Purchaser’s Group	means the Purchaser and its Subsidiaries.
Revenues	means the revenues of the Company for the specified period, determined in accordance with GAAP as consistently applied by the Company.
Shareholders’ Loans	means [the amount (in principal and interest) owed by the Company to the Sellers pursuant to the shareholders’ loans held by the Sellers in the books of the Company as of the Closing Date. As of the date hereof and as of the Closing, the total amount of Shareholders' Loans and its allocation between the Sellers are set forth in Schedule A.
Specified Representations	means Sections 6.1, 6.2, 6.4, 6.7, 7.1, 7.2, 7.4, and 7.9.
Straddle Period	means any taxable period that begins prior to and ends after the Closing Date.
Subsidiaries	means all of the Company's direct and indirect Subsidiaries, including those Persons set forth on Schedule 7.5(a).
Tax(es)	means (i) all domestic or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) and (ii).
Tax Return	means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.

Transactions	means the transactions contemplated by this Agreement and by the Transaction Documents, including the sale of the Shares and the assignment of the Shareholders’ Loans in accordance with the terms hereof.
Transaction Documents	means this Agreement, the Registration Rights Agreement, the Convertible Note, and all agreements ancillary to this Agreement.
Transaction Expenses

means (a) all out-of-pocket costs, fees and expenses payable to third parties (including all fees and disbursements of counsel, investment banks, financial advisors and accountants) incurred by the Company or its Subsidiaries (or any Seller to the extent a Liability or obligation of the Company or its Subsidiaries) on or prior to the Closing in connection with the negotiation and preparation of this Agreement, the other Transaction Documents, and the other documents required to effectuate the Closing, and the performance of this Agreement and the other Transaction Documents and the Transactions, whether or not invoiced or billed prior to the Closing and (b) all transaction bonus, change-of-control payment, retention, severance or other payments or other forms of compensation that are created, accelerated or become payable by the Company or its Subsidiaries as a result of the Closing or the Transactions and any payroll taxes incurred or to be incurred by them in connection therewith, except to the extent the right to receive such payment or other form of compensation is waived by the applicable recipient, together, in the case of each of clauses (a) and (b) above, with all Taxes (including VAT) and other amounts required to be paid by or on behalf of the Company or its Subsidiaries in connection with any of the foregoing. For the sake of clarity, the D&O Insurance Expenses payable pursuant to Section 8.10 are deemed to be Transaction Expenses.

VAT Credit	means any VAT amount relating to Invoices not yet filed in VAT report of the company, or VAT amount for invoices that are included in VAT report of the company for which the company has not received from VAT authorities (VAT return) as of the Closing Date. Invoices regarding considerations will be issued up to the 8th of the month following the activity period. .